                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 2002


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                 Form 20-F  X                    Form 40-F
                           ---                             ---



         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes                              No  X
                        ---                             ---


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

                          ---------------------------

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form
      S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of
                               DaimlerChrysler AG

                               DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1. Press Release of DaimlerChrysler AG, dated October 23, 2002 on DaimlerChrysler Group's financial performance in the third quarter of 2002.

2. Interim Report to Stockholders for the three and nine month periods ended September 30, 2002

3. Unaudited Interim Condensed Consolidated Financial Statements of DaimlerChrysler AG as of September 30, 2002 and for the three and nine month periods ended September 30, 2002 and 2001

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

                                 DAIMLERCHRYSLER






                                                               Press Information


                                                                October 23, 2002

Contact:
Thomas Froehlich, Phone +49 (711) 17-93311


THIRD-QUARTER EARNINGS IMPROVE SIGNIFICANTLY DESPITE DIFFICULT ECONOMIC ENVIRONMENT

o OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS MORE THAN DOUBLES TO [EURO]1.7 BILLION, INCLUDING ONE-TIME EFFECTS AT
      [EURO]1.5 (Q3 2001: 1.5) BILLION

o     NET INCOME EXCLUDING ONE-TIME EFFECTS INCREASES TO [EURO]0.9
      BILLION

o     REVENUES RISE TO [EURO]36.3 BILLION, UNIT SALES UP BY 7%

o OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS OF MORE THAN [EURO]5 BILLION EXPECTED FOR FULL-YEAR 2002

Stuttgart/Auburn Hills. Despite the difficult economic environment, DaimlerChrysler (stock-exchange abbreviation: DCX) achieved strong growth in third-quarter Operating Profit excluding one-time effects - rising from [EURO]0.7 billion in Q3 2001 to [EURO]1.7 billion. The significant improvement in Earnings was achieved despite the challenging environment. Net Income for the third quarter, adjusted to exclude one-time effects, rose from [EURO]0.3 billion to [EURO]0.9 billion (+214%), while adjusted Earnings per Share were up 214% to [EURO]0.88. Unit Sales of 1.1 million vehicles, 7% better than the same period last year, were achieved in markets that in some cases weakened. Total Revenues increased by 1% to [EURO]36.3 billion. Adjusted for exchange-rate effects, Revenues were up 6%.

Including one-time effects, Operating Profit amounted to [EURO]1.5 billion, thus equaling the previous year's figure. There were one-time charges due to impairment adjustments and restructuring expenditures at Commercial Vehicles, Chrysler Group, and the Services division. The previous year's figures were influenced by the high positive one-time gain resulting from the integration of Airbus. Including one-time effects, Net Income and Earnings per Share were therefore lower than in the previous year, at [EURO]0.8 billion and [EURO]0.77 respectively.

For the first nine months of 2002, the Group achieved an adjusted Operating Profit of [EURO]4.7 billion, well above the result for the same period of last year ([EURO]0.8 billion). Including one-time effects, DaimlerChrysler posted an Operating Profit of [EURO]6.3 billion compared with an Operating Loss of [EURO]1.3 billion in 2001. This improvement was primarily due to the success of the restructuring activities initiated last year, particularly at Chrysler Group and Freightliner.

In the first nine months of this year, Daimler Chrysler's industrial businesses generated a Free Cash Flow of [EURO]8.5 billion, compared with a Net Cash Outflow of [EURO]0.7 billion in the same period of last year.

MERCEDES-BENZ PASSENGER CARS & SMART DIVISION AGAIN INCREASES UNIT SALES AND REVENUES

The Mercedes-Benz Passenger Cars & smart division succeeded in boosting Unit Sales by 3% to 310,900 vehicles. Revenues increased by 6% to [EURO]12.3 billion. Although the new E-Class was not launched in the United States and the United Kingdom until September, and an expenditure was incurred for the launch of the updated S-Class, Operating Profit of [EURO]792 million almost equaled the high level attained in the third quarter of last year.

Despite difficult markets worldwide, Mercedes-Benz' Unit Sales of 280,600 vehicles were slightly higher than the figure for the third quarter of 2001 (+1%), and the brand's market share increased in almost all major markets.

In the United States Retail Sales were up by 2% to 50,800 vehicles. In Japan (11,600 units, +6%) and in Western Europe (185,700 units, +2%), Unit Sales increased against the market trend.

The smart brand achieved strong growth in Unit Sales during the third quarter (30,300 cars, +18%).

CHRYSLER GROUP POSTS SUBSTANTIALLY IMPROVED OPERATING PROFIT

Chrysler Group's third-quarter Retail Sales increased by 8% to 681,600 vehicles. Change in Unit Sales (factory shipments) was positive, rising by 11% to 650,500 vehicles.

Chrysler Group's Revenues decreased by 2% to [EURO]14.3 billion due to currency-translation effects. Measured in US dollars, there was actually a Revenue increase of 8%.

In the third quarter, the effects of the Turnaround Plan and higher Unit Sales led to a strong rise in earnings compared with the same period last year. Excluding one-time effects, Chrysler Group achieved an Operating Profit of [EURO]325 million, after an Operating Loss of [EURO]267 million in the third quarter of 2001.

SIGNIFICANTLY HIGHER EARNINGS BY THE COMMERCIAL VEHICLES DIVISION

Despite challenging conditions throughout international commercial vehicle markets, the Commercial Vehicles division increased its third-quarter Unit Sales by 2% to 121,300 vehicles. Revenues of [EURO]7.1 billion were similar to last year's level. Operating Profit excluding one-time effects of [EURO]143 million was significantly higher than both the second quarter of 2002 and the third quarter of 2001.

The Freightliner/Sterling/Thomas Built Buses business unit continued its positive development in the third quarter (31,800 vehicles, +27%). Due to unchanged difficult market conditions in South America and Western Europe, Unit Sales by the Mercedes-Benz Trucks and DaimlerChrysler Buses & Coaches business units did not equal the previous year levels (25,100 trucks, -6%/6,000 buses, -11%). Unit Sales by Mercedes-Benz Vans were similar to last year's figure at 56,300 vehicles.

REPEATED EARNINGS IMPROVEMENT BY SERVICES

At DaimlerChrysler Services, Operating Profit excluding one-time effects of [EURO]283 million significantly exceeded last year's figure (+102%). The increase was primarily due to lower costs, more favorable refinancing conditions and a considerable improvement in the marketing of ex-lease vehicles.

As projected, Revenues of [EURO]3.9 billion in the third quarter were lower than in the same period of last year. New business increased by 23% to [EURO]15.4 billion, while total contract volume decreased mainly due to exchange-rate effects to [EURO]114.6 billion.

OTHER ACTIVITIES

The Revenues of [EURO]537 million generated by the MTU Aero Engines business unit were lower than in the third quarter of last year (-7%).

EADS, the European Aeronautic Defence and Space Company, achieved earnings before interest and taxes (EBIT) of [EURO]775 million for the first half of the year - a similar result to the previous year despite the generally weaker demand from civil aerospace markets and higher research and development expenditure. EADS will publish its interim report on the third quarter on November 14, 2002.

MITSUBISHI MOTORS CORPORATION

During the period of July through September, the restructuring plan at Mitsubishi Motors (MMC) continued to be implemented according to plan. MMC achieved a strong increase in Retail Sales in the United States, where it sold 87,700 (+17%). Retail Sales in Japan decreased to 89,400 vehicles (-9%) while unit sales in other important Asian markets increased.

OUTLOOK 2002

DAIMLERCHRYSLER anticipates total Revenues of [EURO]150 billion for full-year 2002 (2001: [EURO]152.9 billion).

Political and economic uncertainty continued to grow in the third quarter, and DAIMLERCHRYSLER thus remains cautious in its assessment for the rest of the year 2002. Assuming steady market developments, DaimlerChrysler would now expect that Operating Profit excluding one-time effects should exceed [EURO]5 billion for full-year 2002.

The MERCEDES-BENZ PASSENGER CARS & SMART division assumes that, despite the difficult market conditions, in full-year 2002 it will equal the high figures for unit sales, revenues and earnings achieved in 2001, and will increase its market share in generally weakening markets.

Due to the good progress made with restructuring, and assuming continuing stable demand, for full-year 2002 CHRYSLER GROUP expects to achieve a significantly positive Operating Profit. There will also be a positive result for the fourth quarter.

The COMMERCIAL VEHICLES division also anticipates positive earnings (excluding one-time effects) for 2002, at a higher level than in the previous year.

In the SERVICES division the concentration on automotive services combined with more favorable refinancing costs should lead to a significant increase in operating profit (excluding one-time effects) for the full year.

In its current 2002/2003 financial year, MITSUBISHI MOTORS expects to achieve further improvements in earnings. It should therefore make a positive contribution to DaimlerChrysler's operating profit and improve on last year's result.

DaimlerChrysler also assumes that EADS and the MTU AERO ENGINES business unit will again make positive contributions to the operating profit of the DaimlerChrysler Group.

This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words anticipate, believe, estimate, expect, intend, may, plan, project and should and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading Risk Factors in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

INTERNET SITE
Additional information and news from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com

                                 DAIMLERCHRYSLER











                                 INTERIM REPORT

                                     Q3 2002

CONTENTS

Business Review                               3
Mercedes-Benz Passenger Cars & smart          5
Chrysler Group                                6
Commercial Vehicles                           7
Services                                      8
Other Activities                              9
Analysis of the Financial Situation          11
Consolidated Financial Statements            15
Financial Diary                              19

DAIMLERCHRYSLER                                          Q3 02       Q3 02       Q3 01   Change
Amounts in millions                                    US $ 1)      [EURO]      [EURO]     in %
-----------------------------------------------------------------------------------------------
Revenues                                                35,898      36,338      35,985       +1
     European Union                                     11,106      11,242      10,587       +6
       Germany                                           5,542       5,610       5,475       +2
     USA                                                19,100      19,334      19,385       -0
     Other markets                                       5,692       5,762       6,013       -4
Employees (Sep. 30)                                                370,385     378,591       -2
Research and development costs                           1,348       1,365       1,457       -6
Investment in property, plant and equipment              1,454       1,472       1,709      -14
Cash provided by operating activities                    4,036       4,085       1,027     +298
Operating profit                                         1,520       1,539       1,493       +3
Operating profit - adjusted 2)                           1,679       1,700         666     +155
Net income                                                 771         780       1,003      -22
     per share (in US $/[EURO])                           0.76        0.77        1.00      -23
Net income - adjusted 2)                                   881         892         284     +214
     per share - adjusted 2) (in US $/[EURO])             0.87        0.88        0.28     +214
-----------------------------------------------------------------------------------------------

1) Rate of exchange: [EURO]1 = US $ 0.9879 (based on the noon buying rate on September 30, 2002).
2)   Excluding one-time effects.

                       REVENUES 1)                   OPERATING                 NET INCOME (LOSS) 2)            EARNINGS (LOSS)
                    In billions of [EURO]         PROFIT (LOSS) 2)             In billions of [EURO]             PER SHARE 2)
                                                In billions of [EURO]                                             In [EURO]
                 2001            2002           2001             2002          2001             2002         2001            2002
---------------------------------------------------------------------------------------------------------------------------------
Q1              34.534          36.907         (0.610)          1.017         (0.373)          0.497        (0.37)          0.50
Q2              41.454          39.337          0.725           1.939          0.535           1.219         0.53           1.21
Q3              35.985          36.338          0.666           1.700          0.284           0.892         0.28           0.88
Q4              39.909              --          0.564              --          0.284              --         0.28             --

1)   Adjusted for changes in the consolidated Group
2)   Excluding one-time effects

DAIMLERCHRYSLER                                         Q1-3 02           Q1-3 02           Q1-3 01        Change
Amounts in millions                                     US $ 1)            [EURO]            [EURO]          in %
---------------------------------------------------------------------------------------------------------------------
Revenues                                                111,220           112,582           112,964             -0 2)
     European Union                                      33,969            34,385            33,246             +3
       Germany                                           16,389            16,590            16,719             -1
     USA                                                 58,943            59,665            60,283             -1
     Other markets                                       18,308            18,532            19,435             -5
Employees (Sep. 30)                                                       370,385           378,591             -2
Research and development costs                            4,175             4,226             4,397             -4
Investment in property, plant and equipment               4,830             4,889             6,739            -27
Cash provided by operating activities                    14,511            14,689            11,919            +23
Operating profit (loss)                                   6,225             6,301            (1,323)             .
Operating profit - adjusted 3)                            4,600             4,656               781           +496
Net income (loss)                                         4,495             4,550              (623)             .
     per share (in US $/[EURO])                            4.47              4.52             (0.62)             .
Net income - adjusted 3)                                  2,576             2,608               446           +485
     per share - adjusted 3) (in US $/[EURO])              2.56              2.59              0.44           +489
---------------------------------------------------------------------------------------------------------------------

1) Rate of exchange: [EURO]1 = US $ 0.9879 (based on the noon buying rate on September 30, 2002).
2)   A 1% increase after adjusting for changes in the consolidated Group.
3)   Excluding one-time effects.

BUSINESS REVIEW

FURTHER SIGNIFICANT EARNINGS IMPROVEMENT IN A DIFFICULT ENVIRONMENT

- STRONG INCREASE IN GROUP OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS FROM [EURO]0.7 BILLION TO [EURO]1.7 BILLION; [EURO]1.5 BILLION INCLUDING ONE-TIME EFFECTS (Q3 2001: [EURO]1.5 BILLION)

- STRONG DEMAND FOR MERCEDES-BENZ' NEW E-CLASS AND CLK, INCREASED MARKET SHARE; PRESENTATION OF MAYBACH MODELS

- CHRYSLER GROUP CONTINUES POSITIVE EARNINGS TREND WITH OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS OF [EURO]0.3 BILLION (Q3 2001: OPERATING LOSS OF [EURO]0.3 BILLION)

- COMMERCIAL VEHICLES' OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS IMPROVES FROM [EURO]18 MILLION TO [EURO]143 MILLION DESPITE CONTINUED WEAK DEMAND; STRONGER POSITION IN ASIA THROUGH INTENSIFIED COOPERATION WITH MITSUBISHI MOTORS AND HYUNDAI MOTOR

- SUBSTANTIAL INCREASE IN OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS AT SERVICES ([EURO]283 MILLION; Q3 2001: [EURO]140 MILLION), DAIMLERCHRYSLER BANK COMMENCES OPERATION

- ADJUSTED NET INCOME UP FROM [EURO]0.3 BILLION TO [EURO]0.9 BILLION, ADJUSTED EARNINGS PER SHARE UP FROM [EURO]0.28 TO [EURO]0.88

- DESPITE POLITICAL AND ECONOMIC UNCERTAINTY, DAIMLERCHRYSLER ANTICIPATES OPERATING PROFIT OF MORE THAN [EURO]5 BILLION FOR THE FULL YEAR 2002

GLOBAL ECONOMY AFFECTED BY UNCERTAINTY

- The global economy lost momentum in the third quarter of 2002, with uncertainty about future political and economic developments constraining growth worldwide.

- Automotive unit sales in the United States were again at an unexpectedly high level, supported by manufacturers' price incentives. In Western Europe and South America demand for both passenger cars and commercial vehicles continued to fall significantly. Japan's difficult economic situation is still restricting demand. The Asian emerging markets are thus the only real automotive growth region at the current time.

SIGNIFICANT RISE IN THIRD-QUARTER OPERATING PROFIT

- DaimlerChrysler achieved a strong increase in third-quarter operating profit excluding one-time effects, with a result of [EURO]1.7 billion compared to last year's [EURO]0.7 billion.

- Including one-time effects there was an operating profit of [EURO]1.5 billion (Q3 2001: [EURO]1.5 billion). There were one-time charges due to valuation adjustments and restructuring expenditures at Commercial Vehicles and Chrysler Group, as well as due to an impairment of a portion of the Capital Services portfolio in the Services division.

- The operating profit of [EURO]0.8 billion achieved by the Mercedes-Benz Passenger Cars & smart division was close to the prior year's high level, as the new E-Class was not launched until September in the United States and the United Kingdom, and due to the launch of the revised S-Class also in September.

- The positive development at Chrysler Group continued during the third quarter. The implementation of the turnaround plan and higher than expected unit sales meant that operating profit excluding one-time effects increased significantly to [EURO]0.3 billion (Q3 2001: operating loss of [EURO]0.3 billion).

- Despite difficult market conditions, the Commercial Vehicles division achieved an operating profit excluding one-time effects of [EURO]143 million in the third quarter (Q3 2001: [EURO]18 million). The improvement was primarily due to the Freightliner/Sterling/Thomas Built Buses business unit.

- As a result of lower costs, more favorable refinancing conditions and a considerable improvement in the marketing of ex-lease vehicles, the Services division significantly increased its operating profit excluding one-time effects from [EURO]140 million to [EURO]283 million.

- The Other Activities segment, primarily MTU Aero Engines and our holdings in Mitsubishi Motors and EADS, achieved an operating profit excluding one-time effects of [EURO]207 million (Q3 2001: [EURO]99 million).

- Net income excluding one-time effects in the third quarter rose from [EURO]0.3 billion to [EURO]0.9 billion, and adjusted earnings per share was [EURO]0.88 (Q3 2001: [EURO]0.28). Including one-time effects net income of [EURO]0.8 billion and earnings per share of [EURO]0.77 were lower than the results of the third quarter of 2001 ([EURO]1.0 billion and [EURO]1.00, respectively).

GROWING UNIT SALES, PARTICULARLY IN NORTH AMERICA

- In the third quarter, DaimlerChrysler increased its unit sales to 1.1 million vehicles, 7% more than in the same period of last year.

- Chrysler Group's shipments to dealers rose substantially (+11%). But the Mercedes-Benz Passenger Cars & smart and Commercial Vehicles divisions also recorded higher unit sales, +3% and +2%, respectively. For both passenger cars and commercial vehicles the biggest growth was recorded in North America.

-    The Group's third quarter revenues grew by 1% to [EURO]36.3 billion.

DAIMLERCHRYSLER STRENGTHENS ITS ACTIVITIES IN ASIA

- On September 20, DaimlerChrysler announced that it would strengthen its commercial vehicles cooperation with Mitsubishi Motors Corporation (MMC) and Hyundai Motor Company (HMC).

- At the beginning of 2003, DaimlerChrysler is expected to acquire 43% of MMC's spun off commercial vehicles business (Mitsubishi Fuso Truck and Bus Corporation) for around [EURO]760 million.

- In the fourth quarter of 2002 DaimlerChrysler is expected to exercise its option to acquire a 50% interest in HMC's spun off commercial vehicles business for around [EURO]400 million. The existing engine joint venture will then be integrated within the new company to be called Daimler Hyundai Truck Corporation.

- These two moves will simplify the commercial and technical relationship between DaimlerChrysler and its Asian partners.

CHANGES IN THE BOARD OF MANAGEMENT

- On September 19, the DaimlerChrysler Supervisory Board appointed Dr. Thomas Weber (48) a Deputy Member of the Board of Management for Research and Technology, with effect from January 1, 2003. He will succeed Prof. Voehringer (61) in this position, who is to retire at the end of 2002 after 35 years of extremely successful work with the company.

- Dr. Wolfgang Bernhard (42), Chief Operating Officer of Chrysler Group, and Dr. Ruediger Grube (51), Head of Corporate Development, formerly Deputy Members of the Board of Management were appointed ordinary members, with effect from September 20, 2002.

SLIGHT DECREASE IN SIZE OF WORKFORCE

- At September 30, 2002, 370,385 people were employed by DaimlerChrysler worldwide (September 30, 2001: 378,591).

- The main reason for this decrease in the size of the workforce was the implementation of the turnaround plan at Chrysler Group.

OUTLOOK

- The Mercedes-Benz Passenger Cars & smart division assumes that, despite the difficult market conditions, in full-year 2002 it will equal the high figures for unit sales, revenues and earnings achieved in 2001, and will increase its market share in generally weakening markets.

- Due to the good progress made with restructuring and assuming continuing stable demand, Chrysler Group expects to achieve an operating profit in the fourth quarter 2002. Overall, earnings for full-year 2002 are anticipated to be significantly higher than originally projected.

- The Commercial Vehicles division also anticipates positive earnings (excluding one-time effects) for 2002, at a higher level than in the prior year.

- In the Services division the concentration on automotive services combined with more favorable refinancing costs should lead to a significant increase in operating profit (excluding one-time effects) for the full year despite the difficult market environment.

- In its current 2002/2003 financial year, Mitsubishi Motors expects to achieve further improvements in earnings and profitability. It should therefore make a positive contribution to DaimlerChrysler's operating profit and improve on the prior year's result.

- We also assume that EADS and the MTU Aero Engines business unit will again make positive contributions to the operating profit of the DaimlerChrysler Group.

- For full-year 2002, DaimlerChrysler expects Group revenues of approximately [EURO]150 billion (2001: [EURO]152.9 billion).

- Political and economic uncertainty continued to grow in the third quarter, and we thus remain cautious in our assessment for the rest of the year 2002. We would now expect that operating profit excluding one-time effects should exceed [EURO]5 billion for full-year 2002.

Share Price Index
(as of January 2, 2002)

                                 DaimlerChrysler          DAX  MSCI Automobiles
                                                                     Index
January 2, 2002                              100          100               100
January 15, 2002                              95           98                99
February 1, 2002                              96           99               100
February 15, 2002                             88           94                99
March 1, 2002                                 99           99               103
March 15, 2002                               110          105               114
April 2, 2002                                105          103               110
April 15, 2002                               106          102               109
May 2, 2002                                  108           96               113
May 15, 2002                                 109           98               116
June 3, 2002                                 108           92               113
June 17, 2002                                100           87               106
July 1, 2002                                 100           85               106
July 15, 2002                                 90           76               100
August 1, 2002                                88           70                98
August 15, 2002                               94           71               100
September 2, 2002                             88           70                99
September 16, 2002                            85           64                95
October 1, 2002                               74           56                91
October 15, 2002                              74           59                89

MERCEDES-BENZ PASSENGER CARS & SMART

-    RENEWED GROWTH IN UNIT SALES AND REVENUES

-    VERY HIGH DEMAND FOR NEW E-CLASS SEDANS AND NEW CLK COUPE

-    STRONG GROWTH ALSO FOR THE SMART

Amounts in millions                  Q3 02            Q3 02           Q3 01      Change
                                      US $           [EURO]          [EURO]        in %
---------------------------------------------------------------------------------------
Operating profit                       782              792             807          -2
Revenues                            12,112           12,260          11,620          +6
Unit sales                                          310,927         302,225          +3
Production                                          317,229         309,491          +3
Employees (Sept. 30)                                103,406         103,773          -0
---------------------------------------------------------------------------------------

Unit Sales                         Q3 02            Q3 01         Change
                                                                    in %
------------------------------------------------------------------------
Total                              310,927          302,225           +3
Western Europe                     213,820          207,271           +3
  Germany                          112,741          112,419           +0
USA                                 47,606           51,584           -8
Japan                               13,252           11,680          +13
Other markets                       36,249           31,690          +14
------------------------------------------------------------------------

UNIT SALES AND REVENUES INCREASE AGAIN

- The Mercedes-Benz Passenger Cars & smart division increased its third-quarter unit sales by 3% to 310,900 vehicles. Revenues rose by 6% to [EURO]12.3 billion. Although the new E-Class was not launched until September in the United States and the United Kingdom, and expenditure was incurred for the launch of the revised S-Class, operating profit of [EURO]792 million almost equaled the high level attained in the third quarter of last year.

STABLE UNIT SALES FOR MERCEDES-BENZ PASSENGER CARS

- Despite difficult markets worldwide, Mercedes-Benz' unit sales of 280,600 vehicles were slightly higher than the figure for the third quarter of 2001 (+1%).

- There was particularly strong demand for the new CLK coupe and the new E-Class. Just six months after starting production, more than 110,000 new E-Class cars were delivered. As a result our market leadership in the full-size segment was further extended to a worldwide share of more than 25%. In the third quarter, 62,400 E-Class sedans (+72%) and 17,500 CLK coupes (+17%) were sold. And unit sales of the revised M-Class increased by 20% to 24,700 vehicles. As expected, unit sales of the S-Class decreased, since the revised model was not available until mid of September.

- In the United States retail sales were up by 2% to 50,800 units. Despite the generally weak demand unit sales increased in Japan (11,600 units, +6%) and in Western Europe (185,700 units, +2%).

MAYBACH ENTERS NEW MARKET SEGMENT

- At the beginning of July we presented the new Maybach 62 in New York and at the end of September we revealed the Maybach 57 in Paris. More important than the overwhelmingly positive reaction of the media for these cars in the high-end luxury segment was the great interest shown by potential customers. The first cars will be delivered before the end of this year.

NEW VERSIONS OF THE SMART PRESENTED

- The smart brand significantly improved its unit sales in the third quarter (30,300 cars, +18%). There was strong sustained growth as a result of the model revisions, particularly in Italy (6,700 units, +27%) and the United Kingdom (2,100 units, +68%).

- In September in Berlin we presented the smart roadster and the smart roadster coupe, both of which were enthusiastically received by the automotive press.

OUTLOOK

- During the fourth quarter we anticipate a positive impact on unit sales from the new E-Class in the United States and the United Kingdom, as well as from the revised CL coupe and S-Class.

- Despite increasingly difficult market conditions, for full-year 2002 we still assume that unit sales, revenues and earnings will be at similar levels to the previous year, and our market share will increase against the overall trend.

Amounts in millions                Q1-3 02          Q1-3 02          Q1-3 01      Change
                                      US $           [EURO]           [EURO]        in %
----------------------------------------------------------------------------------------
Operating profit                     2,262            2,290            2,297          -0
Operating profit adj.                2,262            2,290            2,307          -1
Revenues                            36,812           37,263           35,291          +6
Unit sales                                          932,359          922,520          +1
Production                                          950,067          958,358          -1
Employees (Sept. 30)                                103,406          103,773          -0
----------------------------------------------------------------------------------------

Unit Sales                         Q1-3 02          Q1-3 01       Change
                                                                    in %
------------------------------------------------------------------------
Total                              932,359          922,520          +1
Western Europe                     645,544          632,797          +2
  Germany                          320,453          325,366          -2
USA                                153,105          158,292          -3
Japan                               34,928           34,992          -0
Other markets                       98,782           96,439          +2
------------------------------------------------------------------------

CHRYSLER GROUP

- OPERATING PROFIT IMPROVES BY [EURO]0.6 billion over Q3 2001 to [EURO]0.3 billion

-    SUCCESSFUL LAUNCH OF NEW DODGE RAM PRODUCTS

- AFTER POSITIVE EARNINGS IN THE FIRST THREE QUARTERS, POSITIVE FOURTH QUARTER ALSO EXPECTED

Amounts in millions                             Q3 02             Q3 02            Q3 01         Change
                                                 US $            [EURO]           [EURO]           in %
-------------------------------------------------------------------------------------------------------
Operating profit (loss)                           301               305             (267)             .
Operating profit (loss) adjusted                  321               325             (267)             .
Revenues                                       14,121            14,294           14,587             -2
Unit sales (shipments)                                          650,453          587,008            +11
Production                                                      639,166          574,096            +11
Employees (Sept. 30)                                             97,445          107,817            -10
-------------------------------------------------------------------------------------------------------

Unit Sales                           Q3 02            Q3 01       Change
                                                                    in %
-------------------------------------------------------------------------------------------------------
Total                              650,453          587,008          +11
NAFTA                              617,884          544,054          +14
  USA                              554,205          469,506          +18
Other markets                       32,569           42,954          -24
-------------------------------------------------------------------------------------------------------

POSITIVE OPERATING RESULT AGAIN IN THE THIRD QUARTER

- Third-quarter retail sales increased by 8% to 681,600 vehicles. This growth was primarily caused by higher US sales of the Jeep Liberty (+47%), the Dodge Ram Pickup (+26%) and the Chrysler PT Cruiser (+9%).

- Change in unit sales (factory shipments) was also positive, rising by 11% to 650,500 vehicles. US dealers' inventories of 492,200 units at the end of the third quarter, equivalent to 68 days supply, were at targeted levels (September 30, 2001: 481,100 units).

- Chrysler Group's revenues of [EURO]14.3 billion were 2% lower than in the prior year, reflecting appreciation of the euro against the US dollar partially offset by higher shipments. Measured on a US dollar basis, revenues were up by 8%.

- In the third quarter the effects of the turnaround plan and of higher unit sales again led to a strong rise in earnings compared with the same period of the prior year. Excluding one-time effects, Chrysler Group achieved an operating profit of [EURO]325 million, after an operating loss of [EURO]267 million in the third quarter of 2001.

MARKET LAUNCH OF DODGE RAM AND DODGE VIPER

- In the third quarter, Chrysler Group successfully launched the heavy-duty Dodge Ram 2500 and 3500 Pickups and the Dodge Viper SRT-10 sports car in North America. The Satillo Engine Plant in Mexico, started production of the new, high-performance 5.7 Liter HEMI engine, which will initially be used in the Ram Pickups.

- After the very positive results of the J.D. Power initial quality survey, Chrysler Group also posted a 15% improvement over the prior year in the J.D. Power 2002 Customer Service Index. This was the most significant improvement among the major automotive manufacturers measured in the study.

OUTLOOK

- Assuming a stable political and economic environment, Chrysler Group expects industry sales over 16.5 million vehicles in full-year 2002. Competitive pressure is expected to remain strong.

- Due to good progress with turnaround plan initiatives and assuming that demand remains stable, Chrysler Group is confident that it will achieve positive operating earnings for the fourth quarter 2002. Overall, earnings for full-year 2002 will be significantly higher than originally projected.

Amounts in millions                             Q1-3 02              Q1-3 02         Q1-3 01      Change
                                                   US $               [EURO]          [EURO]        in %
--------------------------------------------------------------------------------------------------------
Operating profit (loss)                             526                  532          (4,905)          .
Operating profit (loss)
adjusted                                          1,225                1,240          (1,824)          .
Revenues                                         46,119               46,684          46,450          +1
Unit sales (shipments)                                             2,171,306       2,068,899          +5
Production                                                         2,135,456       2,031,633          +5
Employees (Sept. 30)                                                  97,445         107,817         -10
--------------------------------------------------------------------------------------------------------

Unit Sales                                     Q1-3 02            Q1-3 01      Change
                                                                                 in %
-------------------------------------------------------------------------------------
Total                                        2,171,306          2,068,899          +5
NAFTA                                        2,044,452          1,932,060          +6
  USA                                        1,779,815          1,666,966          +7
Other markets                                  126,854            136,839          -7
-------------------------------------------------------------------------------------

COMMERCIAL VEHICLES

-    SIGNIFICANT IMPROVEMENT IN THIRD-QUARTER EARNINGS

-    POSITIVE RECEPTION FOR NEW VEHICLES AT THE IAA COMMERCIAL VEHICLES SHOW

-    DEVELOPMENT OF PARTNERSHIPS IN ASIA

Amounts in millions                            Q3 02            Q3 02          Q3 01        Change
                                                US $           [EURO]         [EURO]          in %
--------------------------------------------------------------------------------------------------
Operating profit                                 114              115             18          +539
Operating profit adjusted                        141              143             18          +694
Revenues                                       7,051            7,137          7,117            +0
Unit Sales                                                    121,260        118,968            +2
Production                                                    120,926        119,331            +1
Employees (Sept. 30)                                           96,602         98,170            -2
--------------------------------------------------------------------------------------------------

Unit Sales                                     Q3 02            Q3 01       Change
                                                                              in %
----------------------------------------------------------------------------------
Total                                        121,260          118,968           +2
Western Europe                                62,838           65,084           -3
  Germany                                     25,197           25,391           -1
USA                                           27,661           23,238          +19
South America                                  8,891           11,214          -21
Other markets                                 21,870           19,432          +13
----------------------------------------------------------------------------------

UNIT SALES, REVENUES AND EARNINGS ABOVE PRIOR-YEAR LEVEL

- Despite the challenging conditions across commercial vehicle markets, the Commercial Vehicles division increased its third-quarter unit sales by 2% to 121,300 vehicles. Revenues of [EURO]7.1 billion were similar to last year's level.

- Operating Profit excluding one-time effects of [EURO]143 million was significantly higher than both the second quarter of 2002 and the third quarter of 2001.

- The Freightliner/Sterling/Thomas Built Buses business unit continued its positive development in the third quarter. Both the effects of the turnaround plan and higher unit sales (31,800 vehicles, +27%) contributed to this result. The higher vehicle sales were particularly due to the new emissions regulations (EPA 2002).

- Due to continuing difficult conditions in South America and Western Europe, Mercedes-Benz Trucks did not equal its unit sales figure of Q3 2001 (25,100 vehicles, -6%).

- Unit sales by Mercedes-Benz Vans were similar to the prior year's level at 56,300 units. Agreement was reached with Volkswagen to continue the license development of the successor to the Sprinter.

- The DaimlerChrysler Buses & Coaches business unit experienced a significant decline in unit sales due to the generally negative market trend in South America and Western Europe (6,000 buses, -11%).

NEW PRODUCTS SHOWN

- At the International Motor Show for Commercial Vehicles in Hanover in September, the world's most important trade fair for commercial vehicles, the division presented many new vehicles. These included the new Mercedes-Benz Actros family of heavy trucks, the upgraded Mercedes-Benz Sprinter van, the new heavy-duty Unimog series U3000-5000 and the new Setra Top 400 double-decker bus. All of these products received very positive reports from the international trade press.

OUTLOOK

- With the recently announced commercial vehicle cooperation with Mitsubishi Motors and the partnership with Hyundai Motor, the division will gain better access to the rapidly growing markets of Asia. The realization of significant synergy potential will allow DaimlerChrysler's Commercial Vehicles division to further strengthen its global competitive position.

- Commercial Vehicles anticipates positive earnings (excluding one-time effects) for the full-year 2002 , which should be above last year's level of [EURO]51 million

Amounts in millions                          Q1-3 02          Q1-3 02          Q1-3 01       Change
                                                US $           [EURO]           [EURO]         in %
---------------------------------------------------------------------------------------------------
Operating profit (loss)                           23               23              (24)           .
Operating profit adjusted                         89               90                7            .
Revenues                                      20,392           20,642           20,974           -2
Unit sales                                                    352,057          366,117           -4
Production                                                    363,726          379,076           -4
Employees (Sept. 30)                                           96,602           98,170           -2
---------------------------------------------------------------------------------------------------

Unit Sales                                   Q1-3 02          Q1-3 01      Change
                                                                             in %
---------------------------------------------------------------------------------
Total                                        352,057          366,117          -4
Western Europe                               190,024          202,311          -6
  Germany                                     70,130           75,396          -7
USA                                           73,724           70,117          +5
South America                                 28,506           33,817         -16
Other markets                                 59,803           59,872          -0
---------------------------------------------------------------------------------

SERVICES

-    EARNINGS IMPROVE AGAIN IN THE THIRD QUARTER

- CONTRACT TO SET UP A TOLL SYSTEM FOR TRUCKS AWARDED TO CONSORTIUM INCLUDING DAIMLERCHRYSLER SERVICES

-    CONTINUED CONCENTRATION ON AUTOMOTIVE SERVICES

Amounts in millions                       Q3 02            Q3 02            Q3 01       Change
                                           US $           [EURO]           [EURO]         in %
----------------------------------------------------------------------------------------------
Operating profit                            168              170              140          +21
Operating profit adj.                       280              283              140         +102
Revenues                                  3,845            3,892            4,106           -5
Contract volume                         113,262          114,649          123,605           -7
New business                             15,202           15,388           12,472          +23
Employees (Sept. 30)                                      10,513            9,768           +8
----------------------------------------------------------------------------------------------

OPERATING PROFIT INCREASES AGAIN

- As projected, DaimlerChrysler Services' revenues of [EURO]3.9 billion in the third quarter were lower than in the same period of last year.

- New business increased by 23% to [EURO]15.4 billion, in particular as a result of the popularity of incentive programs in the United States. Total contract volume decreased to [EURO]114.6 billion (September 30, 2001:
     [EURO]123.6 billion).

- Operating profit excluding one-time effects of [EURO]283 million significantly exceeded the prior-year figure. The increase was primarily due to lower costs, more favorable refinancing conditions and a considerable improvement in the marketing of ex-lease vehicles. The impairment of a portion of the Capital Services portfolio resulted in a one-time charge of [EURO]113 million.

- In Germany, the DaimlerChrysler Bank made a good start with its extended range of banking products. In its first three months of operations, the bank gained more than 12,000 customers.

NORTH AMERICA ACTIVITIES CONCENTRATED INTO A NEW HEADQUARTERS

- DaimlerChrysler Services has concentrated its activities in North America in Farmington Hills, Michigan. Management functions for financial services in the NAFTA region as well as brand financing for Chrysler Financial, Mercedes-Benz Credit, DaimlerChrysler Services Truck Finance and DaimlerChrysler Insurance are now all located under one roof.

CONTRACT FINALLY AWARDED FOR AUTOBAHN TOLL SYSTEM

- Following a review by the Federal Cartel Office, the contract to set up and operate a toll collection system in Germany for trucks above 12 metric tons was finally awarded to the toll collect consortium, in which DaimlerChrysler Services holds a 45% stake. The toll collection system is to be introduced in August 2003. The system is based on innovative satellite and mobile-phone technology and offers an excellent platform for new traffic-management and telematics services - ranging from order tracking to fleet management. The system is also to be offered in other countries. Toll Collect plans to create approximately 600 new jobs and anticipates annual revenues of around [EURO]500 million.

OUTLOOK

- In many markets the economic situation will remain difficult. In the United States in particular, automobile manufacturers are attempting to promote unit sales by offering special financing conditions.

- The consistent concentration on automotive services combined with more favorable refinancing costs are expected to have a positive impact on DaimlerChrysler Services' earnings situation for 2002. We assume that despite a difficult market environment, operating profit excluding one-time effects will be significantly higher than in 2001.

Amounts in millions                     Q1-3 02          Q1-3 02          Q1-3 01      Change
                                           US $           [EURO]           [EURO]        in %
---------------------------------------------------------------------------------------------
Operating profit                          2,916            2,952              682        +333
Operating profit adj.                       680              688              390         +76
Revenues                                 11,662           11,805           12,479          -5
Contract volume                         113,262          114,649          123,605          -7
New business                             39,581           40,066           39,652          +1
Employees (Sept. 30)                                      10,513            9,768          +8
---------------------------------------------------------------------------------------------

OTHER ACTIVITIES

Amounts in millions                   Q3 02        Q3 02        Q3 01       Change
                                       US $       [EURO]       [EURO]         in %
----------------------------------------------------------------------------------
Operating profit                        204          207          926          -78
Operating profit
adjusted                                204          207           99         +109
----------------------------------------------------------------------------------

Amounts in millions                 Q1-3 02      Q1-3 02      Q1-3 00       Change
                                       US $       [EURO]       [EURO]         in %
----------------------------------------------------------------------------------
Operating profit                        611          618          835          -26
Operating profit adjusted               456          462          109         +324
----------------------------------------------------------------------------------

The Other Activities segment includes the MTU Aero Engines business unit as well as the Group's holdings in EADS and Mitsubishi Motors Corporation. The segment also includes corporate research, real-estate activities as well as holding and finance companies. Until the end of the first quarter, our remaining stake in TEMIC was also included; this was sold to Continental on April 1, 2002.

The operating profit contributions generated by our holdings in EADS and Mitsubishi Motors are reflected in the operating profit of DaimlerChrysler with a delay of one quarter. DaimlerChrysler's Q3 operating profit therefore includes the contributions made by these holdings in the period from April to June.

MTU AERO ENGINES

Amounts in millions                Q3 02          Q3 02          Q3 01       Change
                                    US $         [EURO]         [EURO]         in %
-----------------------------------------------------------------------------------
Revenues                             531            537            575           -7
Incoming orders                      340            344            504          -32
Employees (Sept. 30)                              8,292          7,757           +7
-----------------------------------------------------------------------------------

WORLDWIDE AIRCRAFT-ENGINE MARKET REMAINS BURDENED

- The MTU Aero Engines business unit generated third quarter revenues of [EURO]537 million, 7% less than in the third quarter of last year. Declining revenues from industrial gas turbines and engines for civil aircraft could not be balanced by growth in the civil aircraft maintenance business. The negative effects on demand for aircraft engines of the September 11 terrorist attacks continued in the third quarter.

- Incoming orders of [EURO]344 million were below the figure for Q3 2001. A positive order situation for the maintenance of civil aircraft engines (+29%) was more than offset by lower orders for engines and spare parts for civil and military aircraft. But the principal negative impact on incoming orders came from delays in the contract negotiations for the Airbus A400M military transport aircraft.

- An increase in the size of the workforce was caused by the first consolidation of Atena, a subsidiary with about 400 employees. Atena is an engineering service provider with above-average growth rates.

OUTLOOK

- Due to difficult market conditions, MTU Aero Engines' revenues are unlikely to reach last year's level. But with a substantial share of the GP7000 engine program, which is to be used in the large Airbus A380 aircraft, the company assumes that total incoming orders will be similar to the volume achieved in 2001.

MTU AERO ENGINES

Amounts in millions              Q1-3 02        Q1-3 02        Q1-3 01       Change
                                    US $         [EURO]         [EURO]         in %
-----------------------------------------------------------------------------------
Revenues                           1,552          1,571          1,881          -16
Incoming orders                    1,665          1,685          1,803           -7
Employees (Sept. 30)                              8,292          7,757           +7
-----------------------------------------------------------------------------------

EADS

EADS INCREASES ITS EARNINGS FORECAST FOR 2002

- Despite the general weakening of demand in the civil aerospace market and higher research and development expenditure of [EURO]775 million, in the first half of 2002, EADS achieved an EBIT (earnings before interest and taxes) of the same magnitude as the same period of 2001.

- By the end of August, Airbus had delivered 195 aircraft (January through August 2001: 219). During the same period firm orders were received for 143 aircraft, including a major order from FedEx for the delivery of ten freight versions of the large Airbus A380.

- In July EADS received an order from the German government for 600 Taurus guided missiles for the Tornado and Eurofighter military aircraft with a total order volume of [EURO]570 million.

- EADS will publish its interim report for the third quarter on November 14, 2002.

OUTLOOK

- EADS still expects to achieve deliveries of around 300 Airbus aircraft in 2002. This delivery volume is in line with market demand and is covered by firm orders.

- In July, EADS raised its earnings forecast for 2002. EADS stated that after adjusting to exclude one-time effects and goodwill amortization, EBIT is expected to be 20% higher than the original forecast of [EURO]1.2 billion.

MITSUBISHI MOTORS CORPORATION

INCREASING UNIT SALES IN A DIFFICULT MARKET ENVIRONMENT

- During the period of July through September, the restructuring plan at Mitsubishi Motors (MMC) continued to be implemented according to plan.

- MMC achieved a strong increase in retail sales in the United States, where it sold 87,700 vehicles (+17%). There was particularly lively demand for the Lancer, which was launched last year, with sales of 21,200 units this quarter (Q3 2001: 6,400).

- Retail sales in Japan decreased to 89,400 vehicles (-9%) due to the generally weak state of the country's economy and a lack of new products in this market. However, unit sales in other important Asian markets increased.

- Partly as a result of the demand shift towards smaller cars that is taking place in Japan, there was strong demand for the eK-Wagon, launched in October 2001, with sales of 35,600 units this quarter. MMC expects the eK-Sports, which was launched this September, to stimulate demand.

- With regard to the domestic truck and bus market, there was strong demand for the light-duty Canter truck, introduced in June, so that MMC was able to strengthen its position in the market for small trucks.

- In September, MMC announced its decision to separate its truck and bus activities into a newly established company, the Mitsubishi Fuso Truck and Bus Corporation (MFTBC). In this way, MMC will be able to focus attention on the passenger car segment.

     DaimlerChrysler plans to acquire 43% of the shares of MFTBC, while other companies of the Mitsubishi Group plan to acquire 15%, thus 42% would be held by MMC. The spin-off is anticipated to be concluded in the first quarter of 2003.

OUTLOOK

- Market conditions in Japan should remain challenging also in the second half of MMC's financial year, which ends on March 31, 2003. However, the market launch of the new Colt in Japan in November should have a positive impact on demand for MMC. In the United States the company still expects a continuation of the very favorable business trend. The faster-than-expected implementation of the restructuring plan should also have a beneficial effect on earnings.

- Mitsubishi Motors assumes that it will further improve its earnings and profitability in the current financial year.

ANALYSIS OF THE FINANCIAL SITUATION

-    THIRD-QUARTER GROUP OPERATING PROFIT OF [EURO]1.5 billion (Q3 2001:
     [EURO]1.5 billion); ADJUSTED FOR ONE-TIME EFFECTS, OPERATING PROFIT OF [EURO]1.7 billion (Q3 2001: [EURO]0.7 billion)

-    BALANCE SHEET SIGNIFICANTLY AFFECTED BY CURRENCY TRANSLATION

- CASH FLOWS IMPACTED BY IMPROVED EARNINGS AND GAINS FROM DISPOSALS OF INVESTMENTS IN T-SYSTEMS ITS AND TEMIC

------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS) BY SEGMENTS
------------------------------------------------------------------------------------------------------------------------------------
                                         Q3 02            Q3 02            Q3 01          Q1-3 02          Q1-3 02          Q1-3 01
IN MILLIONS                               US $           [EURO]           [EURO]             US $           [EURO]           [EURO]
------------------------------------------------------------------------------------------------------------------------------------
Mercedes-Benz
Passenger Cars & smart                     782              792              807            2,262            2,290            2,297
------------------------------------------------------------------------------------------------------------------------------------
Chrysler Group                             301              305             (267)             526              532           (4,905)
------------------------------------------------------------------------------------------------------------------------------------
Commercial Vehicles                        114              115               18               23               23              (24)
------------------------------------------------------------------------------------------------------------------------------------
Services                                   168              170              140            2,916            2,952              682
------------------------------------------------------------------------------------------------------------------------------------
Other Activities                           204              207              926              611              618              835
------------------------------------------------------------------------------------------------------------------------------------
Eliminations                               (49)             (50)            (131)            (113)            (114)            (208)
------------------------------------------------------------------------------------------------------------------------------------
DAIMLERCHRYSLER GROUP                    1,520            1,539            1,493            6,225            6,301           (1,323)
------------------------------------------------------------------------------------------------------------------------------------
ADJUSTED FOR ONE-TIME EFFECTS            1,679            1,700              666            4,600            4,656              781
------------------------------------------------------------------------------------------------------------------------------------

THIRD-QUARTER ADJUSTED OPERATING PROFIT SIGNIFICANTLY HIGHER THAN IN PRIOR YEAR

- DaimlerChrysler realized an operating profit of [EURO]1.5 billion in the third quarter of 2002, a slight improvement compared to the prior-year period. In following the strategy of concentrating on the Group's core business, an agreement was reached in October 2002 to sell an additional portion of the Capital Services portfolio to GE Capital. In this context, impairment charges of [EURO]0.1 billion were recorded in the third quarter 2002. Additionally, one-time charges of [EURO]48 million resulted from an impairment of a participation in one of the Group's e-business companies, allocated to the Chrysler Group and Commercial Vehicles segment and from further restructuring activities at Chrysler Group and in the Commercial Vehicles segment. The third quarter of 2001 was positively affected by one-time items totaling [EURO]0.8 billion. A positive impact arose from the Group's proportionate share of the one-time gain at EADS in connection with the formation of Airbus SAS, partially offset by a restructuring charge at Mitsubishi Motors.

- Adjusted to exclude one-time effects, the Group's third-quarter operating profit of 2002 increased by [EURO]1.0 billion over the prior year to [EURO]1.7 billion. This positive development was primarily due to improvements at Chrysler Group, at the Commercial Vehicles segment and the Services segment, in addition to continued strong operating profit at the Mercedes-Benz Passenger Cars & smart segment.

- For the first nine months of 2002, DaimlerChrysler posted an operating profit of [EURO]6.3 billion, compared to an operating loss of [EURO]1.3 billion in 2001. The current year included positive one-time effects totaling [EURO]1.6 billion. The disposal of the Group's remaining shares in T-Systems ITS and TEMIC resulted in one-time gains amounting to [EURO]2.6 billion, which were partially offset by one-time charges totaling [EURO]1.0 billion mainly due to further restructuring measures at Chrysler Group and Commercial Vehicles. In addition, charges resulting from the impairment of a portion of the Capital Services portfolio and from the Argentine government's reorganization of the country's finance and banking system impacted the earnings of the Services segment. Earnings in the first nine months of the prior year were reduced by one-time charges totaling [EURO]2.1 billion. Adjusted to exclude these factors, the Group achieved an operating profit of [EURO]4.7 billion, which was substantially higher than the corresponding figure for 2001 ([EURO]0.8 billion). The Group's increased earnings in the first nine months of this year were primarily a result of the measures initiated last year to improve profitability at Chrysler Group, Freightliner and Mitsubishi Motors. In the Services segment, an improved cost structure as well as more favorable refinancing conditions contributed primarily to an improved operating profit.

----------------------------------------------------------------------------------------------------------------------------
RECONCILIATION TO OPERATING PROFIT (LOSS)
----------------------------------------------------------------------------------------------------------------------------
                                            Q3 02          Q3 02          Q3 01        Q1-3 02        Q1-3 02        Q1-3 01
IN MILLIONS                                  US $         [EURO]         [EURO]           US $         [EURO]         [EURO]
----------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS)
BEFORE FINANCIAL INCOME                     1,426          1,444            731          3,261          3,301         (1,681)
----------------------------------------------------------------------------------------------------------------------------
+    Pension and postretirement
     benefit expenses other than
     service cost                             (55)           (56)          (118)          (210)          (213)          (336)
----------------------------------------------------------------------------------------------------------------------------
+    Operating income (loss) from
     affiliated, associated and
     related companies                        128            130            860            482            488            475
----------------------------------------------------------------------------------------------------------------------------
+    Gains on disposals of
     businesses                                --             --             --          2,608          2,640            292
----------------------------------------------------------------------------------------------------------------------------
+    Miscellaneous                             21             21             20             84             85            (73)
----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)                     1,520          1,539          1,493          6,225          6,301         (1,323)
----------------------------------------------------------------------------------------------------------------------------

OPERATING PROFIT FOR MERCEDES-BENZ PASSENGER CARS & SMART CLOSE TO THE HIGH LEVEL OF THE PRIOR-YEAR

- In the third quarter of 2002, the Mercedes-Benz Passenger Cars & smart segment realized an operating profit of [EURO]0.8 billion, close to the high prior year's quarter. The slight decrease was primarily caused by higher expenditures in connection with improvements to existing vehicle models, as well as the development and launch of new models. These expenditures were almost entirely offset by the market's positive response to the new E-Class sedan and the CLK coupe.

POSITIVE EARNINGS TREND CONTINUED AT CHRYSLER GROUP

- Chrysler Group achieved an operating profit of [EURO]0.3 billion in the third quarter of 2002 compared with an operating loss of [EURO]0.3 billion in the prior-year period. This significant improvement was primarily the result of increased shipments, cost reduction and other actions taken as part of the turnaround plan and lower customer satisfaction costs, partially offset by net vehicle price reductions. Improvements resulting from higher vehicle pricing were more than offset by higher sales incentives.

     Vehicle shipments increased to 650,500 units in the third quarter of 2002 in comparison to 587,000 units in the third quarter of 2001. Even with continued substantial competitive pressures in the U.S. and Canada, the Chrysler Group market share increased slightly in the third quarter of 2002 compared to the prior-year period.

     Impairment charges of [EURO]14 million from a participation in one of the Group's e-business companies were allocated to the Chrysler Group. An additional net restructuring charge of [EURO]6 million resulted from the turnaround plan initiated in 2001.

SIGNIFICANT EARNINGS IMPROVEMENT IN THE COMMERCIAL VEHICLES SEGMENT DESPITE CONTINUED MARKET WEAKNESS

- The Commercial Vehicles segment posted a third-quarter operating profit of [EURO]0.1 billion, after breaking even in the same period of last year. One-time charges arose due to restructuring activities in the Mercedes-Benz Trucks business unit ([EURO]14 million) and the segment's share of an impairment charge of [EURO]14 million from a participation in one of the Group's e-business companies.

     Despite the continuing weakness of commercial vehicle markets, particularly in Western Europe and South America, the segment's operating profit excluding one-time effects of [EURO]0.1 billion was above the result of the prior year's quarter. The improvement in earnings was solely caused by the positive developments at the Freightliner, Sterling and Thomas Built Buses business unit. Higher sales of this unit's vehicles due to upcoming new emission regulations in the United States led to higher revenues and improved profit contributions. Additional factors that significantly boosted the business unit's profitability were the cost-cutting and restructuring activities initiated last year. These effects more than compensated for lower earnings by the other business units due to difficult market conditions in certain countries of Western Europe, in South America and in the generally weak North American market.

-------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS) ADJUSTED FOR ONE-TIME EFFECTS
-------------------------------------------------------------------------------------------------------------------
                                   Q3 02          Q3 02          Q3 01        Q1-3 02        Q1-3 02        Q1-3 01
IN MILLIONS                         US $         [EURO]         [EURO]           US $         [EURO]         [EURO]
-------------------------------------------------------------------------------------------------------------------
Industrial Business                1,391          1,408            546          3,891          3,938            415
-------------------------------------------------------------------------------------------------------------------
Financial Services                   288            292            120            709            718            366
-------------------------------------------------------------------------------------------------------------------
DAIMLERCHRYSLER GROUP              1,679          1,700            666          4,600          4,656            781
-------------------------------------------------------------------------------------------------------------------

HIGHER EARNINGS BY SERVICES DUE TO POSITIVE BUSINESS DEVELOPMENTS IN THE UNITED STATES

- The Services segment posted an operating profit of [EURO]0.2 billion for the third quarter of 2002, compared with [EURO]0.1 billion in the prior-year period. In connection with an agreement to sell an additional portion of the Capital Services portfolio, charges of [EURO]0.1 billion resulting from an impairment loss on finance lease receivables as well as assets under operating leases were recorded.

- Adjusted to exclude this one-time effect, operating profit rose to [EURO]0.3 billion. This improvement in earnings was mainly due to a strong increase in new financing business that reflected higher unit sales by Chrysler Group as well as improved refinancing conditions reflecting the low interest rate levels in the United States and Germany.

ADJUSTED TO EXCLUDE ONE-TIME EFFECTS, IMPROVED EARNINGS BY OTHER ACTIVITIES SEGMENT

- In the third quarter of 2002, the Other Activities segment realized an operating profit of [EURO]0.2 billion. The prior year's figure of [EURO]0.9 billion was boosted by one-time effects totaling [EURO]0.8 billion, which included a one-time gain at EADS in connection with the formation of Airbus SAS, partially offset by restructuring charges at Mitsubishi Motors.

- Adjusted for these one-time effects, operating profit for the current quarter was [EURO]0.1 billion higher than last year's figure. The improvement in earnings was primarily due to higher contributions from EADS and Mitsubishi Motors.

ADJUSTED FINANCIAL INCOME AT PRIOR-YEAR LEVEL, SIGNIFICANT IMPROVEMENT IN NET INCOME

- Financial income in the third quarter of 2002 amounted to -[EURO]0.2 billion compared with [EURO]0.5 billion in the prior year. One-time charges of [EURO]28 million resulted from an impairment on a participation in one of the Group's e-business companies. The prior year's result was mainly impacted by a one-time gain of [EURO]0.7 billion at EADS in connection with the formation of Airbus SAS. Adjusted to exclude these items, financial income slightly increased due to decreased debt in the industrial business and an improved profit contribution principally from EADS.

     The effects on operating results of the operative investments were allocated to the respective segment operating profit.

- Income before taxes amounted to [EURO]1.3 billion this quarter, comparable to the third quarter of 2001. After adjusting to exclude the above mentioned one-time effects, income before taxes rose by [EURO]0.9 billion to [EURO]1.4 billion.

     For the first nine months of this year, the Group reported an income before taxes of [EURO]5.7 billion, compared to a loss of [EURO]1.3 billion in the same period of last year. Adjusted to exclude one-time effects, income before taxes amounted to [EURO]4.0 billion (Jan.-Sept. 2001: [EURO]0.8 billion).

- Third-quarter net income and earnings per share amounted to [EURO]0.8 billion and [EURO]0.77 respectively (Q3 2001: [EURO]1.0 billion and [EURO]1.00 per share); adjusted to exclude one-time effects, net income was [EURO]0.9 billion and earnings per share [EURO]0.88 (Q3 2001: [EURO]0.3 billion and [EURO]0.28 per share).

     For the first nine months of the year, net income and earnings per share increased to [EURO]4.6 billion and [EURO]4.52 (Jan.-Sept. 2001: net loss of [EURO]0.6 billion and [EURO]0.62 loss per share), excluding one-time effects net income was [EURO]2.6 billion and earnings per share totaled [EURO]2.59 (Jan.-Sept. 2001: [EURO]0.4 billion and [EURO]0.44 per share).

- In accordance with the new US accounting standard, SFAS 142, net income is no longer affected by the amortization of goodwill and intangible assets with indefinite useful lives. If this standard had been applied from January 1, 2001, the net loss for the first nine months of last year would have been reduced by [EURO]0.3 billion and loss per share would have been reduced by [EURO]0.29.

DECREASE IN TOTAL ASSETS PRIMARILY DUE TO EFFECTS OF CURRENCY TRANSLATION

- The decrease in total assets of [EURO]11.0 billion to [EURO]196.4 billion was mainly a result of the euro's rise against the US dollar compared to December 31, 2001. After adjusting to exclude currency translation effects, total assets increased mainly due to further growth in the leasing and sales-financing business. Total liabilities were reduced by the payment of financial liabilities.

- Stockholders' equity increased from [EURO]39.0 billion to [EURO]41.9 billion in the first nine months of the year. Correspondingly, the equity ratio improved 3.0 percentage points to 21.3%. The equity ratio for the industrial business was 30.9% (December 31, 2001: 25.7%). The factors leading to the increase in stockholders' equity were the Group's net income, the conversion of convertible bonds into equity, and significantly higher unrealized gains from the mark-to-market valuation of the Group's derivative financial instruments. However, these effects were partially offset by reductions in equity resulting from currency translation and the dividend distribution for the 2001 financial year.

     Actual pension fund performance to date, combined with anticipated changes to the discount rates, is expected to result in an increase in the unfunded status of the Group's pension obligations. Therefore, we expect to record additional accrued pension liabilities which will have an effect on equity but not on earnings. As a result, the equity ratios at December 31, 2002 would be reduced, compared to September 30, 2002.

STATEMENT OF CASH FLOWS IMPACTED BY DISPOSAL GAINS AND IMPROVED EARNINGS

- The increase in cash provided by operating activities of [EURO]2.8 billion to [EURO]14.7 billion was primarily caused by the significant improvement in net income. This improvement was partially offset by a higher volume of funds tied up in working capital.

- Cash used for investing activities decreased by [EURO]5.0 billion to [EURO]8.2 billion, mainly as a result of proceeds from the sale of the remaining shares in T-Systems ITS and TEMIC, as well as a portion of the Capital Services portfolio, which was sold in the first quarter of 2002. An additional factor was the lower investment in property, plant and equipment, due primarily to improved production and development processes and fluctuations related to product launches.

- Cash used for financing activities in the first nine months of the year amounted to [EURO]6.4 billion, and was mainly a reflection of net repayments of financial liabilities. In addition, cash of [EURO]1.0 billion was used to pay the dividend for the 2001 financial year.

- Cash and cash equivalents with an original maturity of three months or less decreased by [EURO]1.8 billion to [EURO]9.6 billion, compared to December 31, 2001, including a currency translation effect of [EURO]1.0 billion. Total liquidity, which also includes long-term investments and securities, decreased from [EURO]14.5 billion to [EURO]12.5 billion.

EVENTS AFTER THE END OF THE THIRD QUARTER 2002

- DaimlerChrysler reached an agreement in October 2002 to sell a portion of DaimlerChrysler's Capital Services portfolio in the United States to GE Capital.

                                   ----------

This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and the decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

CONSOLIDATED STATEMENTS OF INCOME Q3

                                                              CONSOLIDATED               INDUSTRIAL BUSINESS     FINANCIAL SERVICES
                                                    --------------------------------------------------------------------------------
                                                     Q3 2002     Q3 2002     Q3 2001      Q3 2002      Q3 2001   Q3 2002    Q3 2001
In millions                                             US $      [EURO]      [EURO]       [EURO]       [EURO]    [EURO]     [EURO]
                                                    --------------------------------------------------------------------------------
Revenues                                              35,898      36,338      35,985       32,445       31,878     3,893      4,107
Cost of sales                                        (28,928)    (29,283)    (29,637)     (25,953)     (25,959)   (3,330)    (3,678)
                                                    --------------------------------------------------------------------------------
GROSS MARGIN                                           6,970       7,055       6,348        6,492        5,919       563        429
Selling, administrative and other expenses            (4,361)     (4,415)     (4,258)      (4,029)      (3,924)     (386)      (334)
Research and development                              (1,348)     (1,365)     (1,457)      (1,365)      (1,457)        -          -
Other income                                             172         175          98          154           94        21          4
Turnaround plan expenses - Chrysler Group                 (6)         (6)          -          (6)            -         -          -
                                                    --------------------------------------------------------------------------------
INCOME BEFORE FINANCIAL INCOME                         1,427       1,444         731        1,246          632       198         99
Financial income (expense), net                         (173)       (175)        548         (174)         541        (1)         7
                                                    --------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                             1,254       1,269       1,279        1,072        1,173       197        106
Income taxes                                            (484)       (490)       (281)        (390)        (303)     (100)        22
Minority interests                                         1           1           5            1            5         -          -
                                                    --------------------------------------------------------------------------------
NET INCOME                                               771         780       1,003          683          875        97        128
                                                    ================================================================================

EARNINGS PER SHARE (IN $ AND [EURO], RESPECTIVELY)
                                                    --------------------------------------------------------------------------------
Basic earnings per share                                0.76        0.77        1.00            -            -         -          -
                                                    ================================================================================
Diluted earnings per share                              0.76        0.77        1.00            -            -         -          -
                                                    --------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME (LOSS) Q1-3

                                                            CONSOLIDATED              INDUSTRIAL BUSINESS      FINANCIAL SERVICES
                                                 -----------------------------------------------------------------------------------
                                                  Q1-3 2002   Q1-3 2002   Q1-3 2001   Q1-3 2002   Q1-3 2001   Q1-3 2002   Q1-3 2001
In millions                                            US $      [EURO]      [EURO]      [EURO]      [EURO]      [EURO]      [EURO]
                                                 -----------------------------------------------------------------------------------
Revenues                                            111,220     112,582     112,964     100,776     100,484      11,806      12,480
Cost of sales                                       (90,492)    (91,600)    (94,648)    (81,568)    (83,448)    (10,032)    (11,200)
                                                 -----------------------------------------------------------------------------------
GROSS MARGIN                                         20,728      20,982      18,316      19,208      17,036       1,774       1,280
Selling, administrative and other expenses          (13,102)    (13,263)    (13,224)    (12,085)    (12,251)     (1,178)       (973)
Research and development                             (4,175)     (4,226)     (4,397)     (4,226)     (4,397)          -           -
Other income                                            496         502         671         455         637          47          34
Turnaround plan expenses - Chrysler Group              (686)       (694)     (3,047)       (694)     (3,047)          -           -
                                                 -----------------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME                 3,261       3,301      (1,681)      2,658      (2,022)        643         341
Financial income (expense), net                       2,353       2,382         407       2,395         392         (13)         15
                                                 -----------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                     5,614       5,683      (1,274)      5,053      (1,630)        630         356
Income taxes                                         (1,107)     (1,121)        638        (830)        627        (291)         11
Minority interests                                      (12)        (12)         13         (10)         14          (2)         (1)
                                                 -----------------------------------------------------------------------------------
NET INCOME (LOSS)                                     4,495       4,550        (623)      4,213        (989)        337         366
                                                 ===================================================================================

EARNINGS (LOSS) PER SHARE
  (IN $ AND [EURO], RESPECTIVELY)
                                                 ----------------------------------------------------------------------------------
Basic earnings (loss) per share                        4.47        4.52       (0.62)          -           -           -           -
                                                 ===================================================================================
Diluted earnings (loss) per share                      4.45        4.50       (0.62)          -           -           -           -
                                                 -----------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

                                                            CONSOLIDATED             INDUSTRIAL BUSINESS      FINANCIAL SERVICES
                                                 ---------------------------------------------------------------------------------
                                                    Sep. 30,   Sep. 30,   Dec. 31,    Sep. 30,    Dec. 31,    Sep. 30,    Dec. 31,
                                                       2002       2002       2001        2002        2001        2002        2001
In millions                                            US $     [EURO]     [EURO]      [EURO]      [EURO]      [EURO]      [EURO]
                                                 ---------------------------------------------------------------------------------
ASSETS
Intangible assets                                     2,694      2,727      2,863       2,535       2,662         192         201
Property, plant and equipment, net                   37,010     37,463     41,165      37,303      41,016         160         149
Investments and long-term financial assets            9,657      9,775     12,375       9,338      11,349         437       1,026
Equipment on operating leases, net                   30,392     30,765     36,002       3,881       3,004      26,884      32,998
                                                 ---------------------------------------------------------------------------------
FIXED ASSETS                                         79,753     80,730     92,405      53,057      58,031      27,673      34,374
                                                 ---------------------------------------------------------------------------------
Inventories                                          17,117     17,327     16,754      15,675      15,338       1,652       1,416
Trade receivables                                     6,899      6,984      6,430       6,652       6,134         332         296
Receivables from financial services                  52,205     52,844     49,512          17          26      52,827      49,486
Other receivables                                    16,107     16,304     16,188       9,151       7,512       7,153       8,676
Securities                                            2,859      2,894      3,077       2,245       2,636         649         441
Cash and cash equivalents                             9,475      9,591     11,428       8,673       8,057         918       3,371
                                                 ---------------------------------------------------------------------------------
NON-FIXED ASSETS                                    104,662    105,944    103,389      42,413      39,703      63,531      63,686
                                                 ---------------------------------------------------------------------------------
DEFERRED TAXES                                        1,827      1,849      3,010       1,747       2,930         102          80
                                                 ---------------------------------------------------------------------------------
PREPAID EXPENSES                                      7,825      7,921      8,606       7,811       8,480         110         126
                                                 ---------------------------------------------------------------------------------
TOTAL ASSETS                                        194,067    196,444    207,410     105,028     109,144      91,416      98,266
                                                 =================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Capital stock                                         2,601      2,633      2,609
Additional paid-in capital                            7,674      7,768      7,286
Retained earnings                                    29,626     29,988     26,441
Accumulated other comprehensive income                1,518      1,537      2,668
Treasury stock                                            -          -          -
                                                 ---------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                                 41,419     41,926     39,004      32,406      29,009       9,520       9,995
                                                 ---------------------------------------------------------------------------------
MINORITY INTERESTS                                      437        442        417         414         403          28          14
                                                 ---------------------------------------------------------------------------------
ACCRUED LIABILITIES                                  38,288     38,757     41,570      37,684      40,534       1,073       1,036
                                                 ---------------------------------------------------------------------------------
Financial liabilities                                78,240     79,198     90,908       9,930      15,701      69,268      75,207
Trade liabilities                                    14,356     14,532     14,157      14,260      13,773         272         384
Other liabilities                                     9,376      9,491     10,262       6,813       7,431       2,678       2,831
                                                 ---------------------------------------------------------------------------------
LIABILITIES                                         101,972    103,221    115,327      31,003      36,905      72,218      78,422
                                                 ---------------------------------------------------------------------------------
DEFERRED TAXES                                        4,845      4,904      4,851      (2,171)     (2,212)      7,075       7,063
                                                 ---------------------------------------------------------------------------------
DEFERRED INCOME                                       7,106      7,194      6,241       5,692       4,505       1,502       1,736
                                                 ---------------------------------------------------------------------------------
TOTAL LIABILITIES                                   152,648    154,518    168,406      72,622      80,135      81,896      88,271
                                                 ---------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          194,067    196,444    207,410     105,028     109,144      91,416      98,266
                                                 ---------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            CONSOLIDATED               INDUSTRIAL BUSINESS      FINANCIAL SERVICES
                                                 ----------------------------------------------------------------------------------
                                                  Q1-3 2002   Q1-3 2002   Q1-3 2001   Q1-3 2002   Q1-3 2001   Q1-3 2002   Q1-3 2001
In millions                                            US $      [EURO]      [EURO]      [EURO]      [EURO]      [EURO]      [EURO]
                                                 ----------------------------------------------------------------------------------
Net income (loss)                                     4,495       4,550        (623)      4,213        (989)        337         366
Income (loss) applicable to minority interests           12          12         (13)         10         (14)          2           1
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
  Gains on disposals of businesses                   (2,578)     (2,610)       (515)     (2,610)       (509)          -          (6)
  Depreciation and amortization of equipment on
  operating leases                                    5,252       5,316       5,236         273         242       5,043       4,994
  Depreciation and amortization of fixed assets       4,545       4,601       5,115       4,531       5,054          70          61
  Change in deferred taxes                            1,000       1,012        (640)        314      (1,550)        698         910
  Equity in (income) loss from associated companies     (61)        (62)        (37)        (67)        (23)          5         (14)
  Change in financial instruments                       (95)        (96)       (511)       (217)       (438)        121         (73)
  Gains on disposals of fixed assets/securities        (467)       (473)       (620)       (473)       (619)          -          (1)
  Change in trading securities                          399         404          75         404          82           -          (7)
  Change in accrued liabilities                       2,223       2,250       1,298       2,135       1,233         115          65
  Turnaround plan expenses - Chrysler Group             686         694       3,047         694       3,047           -           -
  Turnaround plan payments - Chrysler Group            (389)       (394)       (242)       (394)       (242)          -           -
  Changes in other operating assets and
  liabilities:
    - Inventories, net                               (1,342)     (1,358)     (2,514)     (1,168)     (2,263)       (190)       (251)
    - Trade receivables                                (891)       (902)          2        (872)         (4)        (30)          6
    - Trade liabilities                               1,417       1,434       1,126       1,567       1,249        (133)       (123)
    - Other assets and liabilities                      305         311       1,735        (203)        149         514       1,586
                                                 ----------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                14,511      14,689      11,919       8,137       4,405       6,552       7,514
                                                 ----------------------------------------------------------------------------------
Purchases of fixed assets:
  - Increase in equipment on operating leases       (13,313)    (13,476)    (14,050)     (3,818)     (3,249)     (9,658)    (10,801)
  - Purchases of property, plant and equipment       (4,830)     (4,889)     (6,739)     (4,827)     (6,698)        (62)        (41)
  - Purchases of other fixed assets                     (90)        (91)       (247)        (40)       (187)        (51)        (60)
Proceeds from disposals of equipment on
operating leases                                     12,033      12,180       8,473       4,313       3,598       7,867       4,875
Proceeds from disposals of fixed assets                 372         377         486         346         434          31          52
Payments for investments in businesses                 (376)       (381)       (695)       (368)       (677)        (13)        (18)
Proceeds from disposals of businesses                 5,506       5,573       1,164       5,106       1,012         467         152
(Increase) decrease in receivables from
financial services, net                              (7,261)     (7,350)     (3,355)          -         226      (7,350)     (3,581)
(Acquisition) disposition of securities (other
than trading), net                                      (86)        (87)      1,800          86       1,167        (173)        633
Change in other cash                                    (18)        (18)        (14)       (179)        153         161        (167)
                                                 ----------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES     (8,063)     (8,162)    (13,177)        619      (4,221)     (8,781)     (8,956)
                                                 ----------------------------------------------------------------------------------
Change in financial liabilities (including
amounts for commercial paper borrowings, net
of [EURO](818) ($(808)) and [EURO](12,984) in
2002 and 2001, respectively)                         (6,287)     (6,364)      5,964      (6,104)      4,523        (260)      1,441
Dividends paid (incl. profit transferred from
subsidiaries)                                          (999)     (1,011)     (2,366)       (972)     (2,362)        (39)         (4)
Proceeds from issuance of capital stock (incl.
minority interests)                                      30          30          49        (116)         30         146          19
Purchase of treasury stock                              (30)        (30)        (47)        (30)        (47)          -           -
                                                 ----------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES     (7,286)     (7,375)      3,600      (7,222)      2,144        (153)      1,456
                                                 ----------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash
and cash equivalents (maturing within 3 months)        (971)       (983)        (25)       (912)        (32)        (71)          7
                                                 ----------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS (MATURING WITHIN 3 MONTHS)               (1,809)     (1,831)      2,317         622       2,296      (2,453)         21
                                                 ----------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN
3 MONTHS)
  At beginning of period                             11,259      11,397       7,082       8,026       6,400       3,371         682
                                                 ----------------------------------------------------------------------------------
  At end of period                                    9,450       9,566       9,399       8,648       8,696         918         703
                                                 ----------------------------------------------------------------------------------

FINANCIAL DIARY

2003

ANNUAL RESULTS PRESS CONFERENCE /
ANALYSTS' AND INVESTORS' CONFERENCE
February 20, 2003

ANNUAL MEETING
April 9, 2003




Concept and Content:

DaimlerChrysler AG,

Investor Relations




Investor Relations

contact

Stuttgart
Phone (+49) 711 17 92286, 17 92261 or 17 95277
Fax   (+49) 711 17 94075 or 17 94109

New York
Phone (+1) 212 909 9080
Fax   (+1) 212 909 9085

Additional information on DaimlerChrysler is available on the Internet at: www.daimlerchrysler.com








This report has been printed on environmentally friendly paper.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                 Three Months Ended September 30,
                                                      -----------------------------------------------------
                                                                           CONSOLIDATED
                                                      -----------------------------------------------------
                                                         2002
                                                       (Note 1)              2002                2001
                                                      ------------       --------------      --------------
   Revenues ......................................    $    35,898        [EURO] 36,338       [EURO] 35,985
   Cost of sales .................................        (28,928)             (29,283)            (29,637)
                                                      ------------       --------------      --------------
GROSS MARGIN .....................................          6,970                7,055               6,348
   Selling, administrative and other expenses ....         (4,361)              (4,415)             (4,258)
   Research and development ......................         (1,348)              (1,365)             (1,457)
   Other income ..................................            172                  175                  98
   Turnaround plan expenses - Chrysler Group .....             (6)                  (6)                  -
                                                      ------------       --------------      --------------
INCOME BEFORE FINANCIAL INCOME ...................          1,427                1,444                 731
   Financial income (expense), net ...............           (173)                (175)                548
                                                      ------------       --------------      --------------
INCOME BEFORE INCOME TAXES .......................          1,254                1,269               1,279
   Income taxes ..................................           (484)                (490)               (281)
   Minority interests ............................              1                    1                   5
                                                      ------------       --------------      --------------
NET INCOME .......................................            771                  780               1,003
                                                      ============       ==============      ==============

EARNINGS PER SHARE (IN $ AND [EURO], RESPECTIVELY)

   Basic earnings per share                                  0.76                 0.77                1.00
                                                      ============       ==============      ==============
   Diluted earnings per share                                0.76                 0.77                1.00
                                                      ============       ==============      ==============




     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                                     Three Months Ended September 30,
                                                     ----------------------------------------------------------------
                                                        INDUSTRIAL BUSINESS                  FINANCIAL SERVICES
                                                     -------------------------------   ------------------------------
                                                          2002             2001            2002              2001
                                                     --------------   --------------   -------------    -------------
   Revenues .....................................   [EURO]  32,445    [EURO] 31,878    [EURO] 3,893    [EURO]  4,107
   Cost of sales ................................          (25,953)         (25,959)         (3,330)          (3,678)
                                                     --------------   --------------   -------------    -------------
GROSS MARGIN ....................................            6,492            5,919             563              429
   Selling, administrative and other expenses ...           (4,029)          (3,924)           (386)            (334)
   Research and development .....................           (1,365)          (1,457)              -                -
   Other income .................................              154               94              21                4
   Turnaround plan expenses - Chrysler Group ....               (6)               -               -                -
                                                     --------------    -------------    ------------    -------------
INCOME BEFORE FINANCIAL INCOME ..................            1,246              632             198               99
   Financial income (expense), net ..............             (174)             541              (1)               7
                                                     --------------     ------------    ------------    -------------
INCOME BEFORE INCOME TAXES ......................            1,072            1,173             197              106
   Income taxes .................................             (390)            (303)           (100)              22
   Minority interests ...........................                1                5               -                -
                                                     --------------     ------------    ------------    -------------
NET INCOME ......................................              683              875              97              128
                                                     ==============     ============    ============    =============







     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                    Nine Months Ended September 30,
                                                              ---------------------------------------------------------------------
                                                                                          CONSOLIDATED
                                                              ---------------------------------------------------------------------
                                                                      2002
                                                                    (Note 1)                 2002                     2001
                                                              --------------------   ---------------------     --------------------
   Revenues ...............................................   $           111,220    [EURO]       112,582      [EURO]      112,964
   Cost of sales ..........................................               (90,492)                (91,600)                 (94,648)
                                                              --------------------   ---------------------     --------------------
GROSS MARGIN ..............................................                20,728                  20,982                   18,316
   Selling, administrative and other expenses .............               (13,102)                (13,263)                 (13,224)
   Research and development ...............................                (4,175)                 (4,226)                  (4,397)
   Other income ...........................................                   496                     502                      671
   Turnaround plan expenses - Chrysler Group ..............                  (686)                   (694)                  (3,047)
                                                              --------------------   ---------------------     --------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME .....................                 3,261                   3,301                   (1,681)
   Financial income (expense), net ........................                 2,353                   2,382                      407
                                                              --------------------   ---------------------     --------------------
INCOME (LOSS) BEFORE INCOME TAXES .........................                 5,614                   5,683                   (1,274)
   Income taxes ...........................................                (1,107)                 (1,121)                     638
   Minority interests .....................................                   (12)                    (12)                      13
                                                              --------------------   ---------------------     --------------------
NET INCOME (LOSS) .........................................                 4,495                   4,550                     (623)
                                                              ====================   =====================     ====================

EARNINGS (LOSS) PER SHARE (IN $ AND [EURO], RESPECTIVELY)

   Basic earnings (loss) per share                                           4.47                    4.52                    (0.62)
                                                              ====================   =====================     ====================
   Diluted earnings (loss) per share                                         4.45                    4.50                    (0.62)
                                                              ====================   =====================     ====================






     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)


                                                                                  Nine Months Ended September 30,
                                                            ----------------------------------------------------------------------
                                                                    INDUSTRIAL BUSINESS                   FINANCIAL SERVICES
                                                            ----------------------------------     -------------------------------
                                                                  2002               2001               2002             2001
                                                            ---------------     --------------     --------------    -------------
   Revenues ..........................................      [EURO] 100,776      [EURO]100,484      [EURO] 11,806     [EURO] 12,480
   Cost of sales .....................................             (81,568)           (83,448)           (10,032)          (11,200)
                                                            ---------------     --------------     --------------    -------------

GROSS MARGIN .........................................              19,208             17,036              1,774            1,280
   Selling, administrative and other expenses ........             (12,085)           (12,251)            (1,178)            (973)
   Research and development ..........................              (4,226)            (4,397)                 -                -
   Other income ......................................                 455                637                 47               34
   Turnaround plan expenses - Chrysler Group .........                (694)            (3,047)                 -                -
                                                            ---------------     --------------     --------------    -------------
INCOME (LOSS) BEFORE FINANCIAL INCOME ................               2,658             (2,022)               643              341
   Financial income (expense), net ...................               2,395                392                (13)              15
                                                            ---------------     --------------     --------------    -------------
INCOME (LOSS) BEFORE INCOME TAXES ....................               5,053             (1,630)               630              356
   Income taxes ......................................                (830)               627               (291)              11
   Minority interests ................................                 (10)                14                 (2)              (1)
                                                            ---------------     --------------     --------------    -------------
NET INCOME (LOSS) ....................................               4,213               (989)               337              366
                                                            ===============     ==============     ==============    =============


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)

                                                                                               CONSOLIDATED
                                                                  ------------------------------------------------------------------
                                                                              At September 30,                     At December 31,
                                                                  -----------------------------------------             2001
                                                                        2002                    2002
                                                                      (Note 1)
                                                                  ------------------      -----------------       ------------------
                                                                                  (unaudited)
ASSETS
    Intangible assets .......................................     $           2,694       [EURO]     2,727        [EURO]      2,863
    Property, plant and equipment, net ......................                37,010                 37,463                   41,165
    Investments and long-term financial assets ..............                 9,657                  9,775                   12,375
    Equipment on operating leases, net ......................                30,392                 30,765                   36,002
                                                                  ------------------      -----------------       ------------------
  FIXED ASSETS ..............................................                79,753                 80,730                   92,405
                                                                  ------------------      -----------------       ------------------
    Inventories .............................................                17,117                 17,327                   16,754
    Trade receivables .......................................                 6,899                  6,984                    6,430
    Receivables from financial services .....................                52,205                 52,844                   49,512
    Other receivables .......................................                16,107                 16,304                   16,188
    Securities ..............................................                 2,859                  2,894                    3,077
    Cash and cash equivalents ...............................                 9,475                  9,591                   11,428
                                                                  ------------------      -----------------       ------------------
  NON-FIXED ASSETS ..........................................               104,662                105,944                  103,389
                                                                  ------------------      -----------------       ------------------
  DEFERRED TAXES ............................................                 1,827                  1,849                    3,010
                                                                  ------------------      -----------------       ------------------
  PREPAID EXPENSES ..........................................                 7,825                  7,921                    8,606
                                                                  ------------------      -----------------       ------------------
  TOTAL ASSETS ..............................................               194,067                196,444                  207,410
                                                                  ==================      =================       ==================


LIABILITIES AND STOCKHOLDERS' EQUITY
    Capital stock ...........................................     $           2,601       [EURO]     2,633        [EURO]      2,609
    Additional paid-in capital ..............................                 7,674                  7,768                    7,286
    Retained earnings .......................................                29,626                 29,988                   26,441
    Accumulated other comprehensive income ..................                 1,518                  1,537                    2,668
    Treasury stock ..........................................                     -                      -                        -
                                                                  ------------------      -----------------       ------------------
  STOCKHOLDERS' EQUITY ......................................                41,419                 41,926                   39,004
                                                                  ------------------      -----------------       ------------------
  MINORITY INTERESTS ........................................                   437                    442                      417
                                                                  ------------------      -----------------       ------------------
  ACCRUED LIABILITIES .......................................                38,288                 38,757                   41,570
                                                                  ------------------      -----------------       ------------------
    Financial liabilities ...................................                78,240                 79,198                   90,908
    Trade liabilities .......................................                14,356                 14,532                   14,157
    Other liabilities .......................................                 9,376                  9,491                   10,262
                                                                  ------------------      -----------------       ------------------
  LIABILITIES ...............................................               101,972                103,221                  115,327
                                                                  ------------------      -----------------       ------------------
  DEFERRED TAXES ............................................                 4,845                  4,904                    4,851
                                                                  ------------------      -----------------       ------------------
  DEFERRED INCOME ...........................................                 7,106                  7,194                    6,241
                                                                  ------------------      -----------------       ------------------
  TOTAL LIABILITIES .........................................               152,648                154,518                  168,406
                                                                  ------------------      -----------------       ------------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ................               194,067                196,444                  207,410
                                                                  ==================      =================       ==================



     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                                  INDUSTRIAL BUSINESS                  FINANCIAL SERVICES
                                                         -----------------------------------    ---------------------------------
                                                                At                 At               At                  At
                                                           September 30,      December 31,      September 30,       December 31,
                                                               2002               2001             2002                2001
                                                         -----------------   ---------------    --------------      -------------
                                                                      (unaudited)                            (unaudited)
ASSETS
    Intangible assets ...............................     [EURO]    2,535     [EURO]   2,662    [EURO]     192      [EURO]   201
    Property, plant and equipment, net ..............              37,303             41,016               160               149
    Investments and long-term financial assets ......               9,338             11,349               437             1,026
    Equipment on operating leases, net ..............               3,881              3,004            26,884            32,998
                                                          ----------------    ---------------   ---------------     -------------
  FIXED ASSETS ......................................              53,057             58,031            27,673            34,374
                                                          ----------------    ---------------   ---------------     -------------
    Inventories .....................................              15,675             15,338             1,652             1,416
    Trade receivables ...............................               6,652              6,134               332               296
    Receivables from financial services .............                  17                 26            52,827            49,486
    Other receivables ...............................               9,151              7,512             7,153             8,676
    Securities ......................................               2,245              2,636               649               441
    Cash and cash equivalents .......................               8,673              8,057               918             3,371
                                                          ----------------    ---------------   ---------------     -------------
  NON-FIXED ASSETS ..................................              42,413             39,703            63,531            63,686
                                                          ----------------    ---------------   ---------------     -------------
  DEFERRED TAXES ....................................               1,747              2,930               102                80
                                                          ----------------    ---------------   ---------------     -------------
  PREPAID EXPENSES ..................................               7,811              8,480               110               126
                                                          ----------------    ---------------   ---------------     -------------
  TOTAL ASSETS ......................................             105,028            109,144            91,416            98,266
                                                          ================    ===============   ===============     =============


LIABILITIES AND STOCKHOLDERS' EQUITY
  STOCKHOLDERS' EQUITY ..............................     [EURO]   32,406     [EURO]  29,009    [EURO]   9,520      [EURO] 9,995
                                                          ----------------    ---------------   ---------------     -------------
  MINORITY INTERESTS ................................                 414                403                28                14
                                                          ----------------    ---------------   ---------------     -------------
  ACCRUED LIABILITIES ...............................              37,684             40,534             1,073             1,036
                                                          ----------------    ---------------   ---------------     -------------
    Financial liabilities ...........................               9,930             15,701            69,268            75,207
    Trade liabilities ...............................              14,260             13,773               272               384
    Other liabilities ...............................               6,813              7,431             2,678             2,831
                                                          ----------------    ---------------   ---------------     -------------
  LIABILITIES .......................................              31,003             36,905            72,218            78,422
                                                          ----------------    ---------------   ---------------     -------------
  DEFERRED TAXES ....................................              (2,171)            (2,212)            7,075             7,063
                                                          ----------------    ---------------   ---------------     -------------
  DEFERRED INCOME ...................................               5,692              4,505             1,502             1,736
                                                          ----------------    ---------------   ---------------     -------------
  TOTAL LIABILITIES .................................              72,622             80,135            81,896            88,271
                                                          ----------------    ---------------   ---------------     -------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ........             105,028            109,144            91,416            98,266
                                                          ================    ===============   ===============     =============





     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (IN MILLIONS)

                                                                                        Nine Months Ended September 30,
                                                                         -------------------------------------------------------
                                                                                               CONSOLIDATED
                                                                         -------------------------------------------------------
                                                                               2002
                                                                             (Note 1)              2002                2001
                                                                         -----------------   ----------------   ----------------
Net income (loss) ....................................................   $         4,495     [EURO]   4,550     [EURO]     (623)
Income (loss) applicable to minority interests .......................                12                 12                 (13)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Gains on disposals of businesses ...............................            (2,578)            (2,610)               (515)
      Depreciation and amortization of  equipment on operating
         leases.......................................................             5,252              5,316               5,236
      Depreciation and amortization of fixed assets ..................             4,545              4,601               5,115
      Change in deferred taxes .......................................             1,000              1,012                (640)
      Equity in (income) loss from associated companies ..............               (61)               (62)                (37)
      Change in financial instruments ................................               (95)               (96)               (511)
      Gains on disposals of fixed assets/securities ..................              (467)              (473)               (620)
      Change in trading securities ...................................               399                404                  75
      Change in accrued liabilities ..................................             2,223              2,250               1,298
      Turnaround plan expenses - Chrysler Group ......................               686                694               3,047
      Turnaround plan payments - Chrysler Group ......................              (389)              (394)               (242)
      Changes in other operating assets and liabilities:
         - inventories, net ..........................................            (1,342)            (1,358)             (2,514)
         - trade receivables .........................................              (891)              (902)                  2
         - trade liabilities .........................................             1,417              1,434               1,126
         - other assets and liabilities ..............................               305                311               1,735
                                                                         -----------------   ----------------    ----------------
CASH PROVIDED BY OPERATING ACTIVITIES ................................            14,511             14,689              11,919
                                                                         -----------------   ----------------    ----------------

Purchases of fixed assets:
 - Increase in equipment on operating leases .........................           (13,313)           (13,476)            (14,050)
 - Purchases of property, plant and equipment ........................            (4,830)            (4,889)             (6,739)
 - Purchases of other fixed assets ...................................               (90)               (91)               (247)
Proceeds from disposals of equipment on operating leases..............            12,033             12,180               8,473
Proceeds from disposals of fixed assets...............................               372                377                 486
Payments for investments in businesses ...............................              (376)              (381)               (695)
Proceeds from disposals of businesses ................................             5,506              5,573               1,164
(Increase) decrease in receivables from financial services, net ......            (7,261)            (7,350)             (3,355)
(Acquisition) disposition of securities (other than trading), net ....               (86)               (87)              1,800
Change in other cash .................................................               (18)               (18)                (14)
                                                                         -----------------   ----------------    ----------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES .....................            (8,063)            (8,162)            (13,177)
                                                                         -----------------   ----------------    ----------------

Change in financial liabilities (including amounts for commercial paper borrowings, net of [EURO](818) ($(808)) and [EURO]12,984
      in 2002 and 2001, respectively) ................................            (6,287)            (6,364)               5,964
Dividends paid (incl. profit transferred from subsidiaries) ..........              (999)            (1,011)              (2,366)
Proceeds from issuance of capital stock (incl. minority interests)....                30                 30                   49
Purchase of treasury stock ...........................................               (30)               (30)                 (47)
                                                                         -----------------   ----------------    ----------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES .....................            (7,286)            (7,375)               3,600
                                                                         -----------------   ----------------    ----------------

Effect of foreign exchange rate changes on cash and cash
      equivalents (maturing within 3 months) .........................              (971)              (983)                 (25)
                                                                         -----------------   ----------------    ----------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
      (MATURING WITHIN 3 MONTHS) .....................................            (1,809)            (1,831)               2,317
                                                                         -----------------   ----------------    ----------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
      AT BEGINNING OF PERIOD .........................................            11,259             11,397                7,082
                                                                         -----------------   ----------------    ----------------
      AT END OF PERIOD ...............................................             9,450              9,566                9,399
                                                                         =================   ================    ================


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)

                                                                                      Nine Months Ended September 30,
                                                                       ----------------------------------------------------------
                                                                              INDUSTRIAL BUSINESS           FINANCIAL SERVICES
                                                                       -----------------------------  ---------------------------
                                                                           2002             2001           2002          2001
                                                                       -------------  --------------  -------------  ------------
Net income (loss) .................................................... [EURO] 4,213   [EURO]   (989)   [EURO]   337  [EURO]  366
Income (loss) applicable to minority interests .......................           10             (14)              2            1
Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Gains on disposals of businesses ...............................       (2,610)           (509)              -           (6)
      Depreciation and amortization of equipment on operating leases..          273             242           5,043        4,994
      Depreciation and amortization of fixed assets ..................        4,531           5,054              70           61
      Change in deferred taxes .......................................          314          (1,550)            698          910
      Equity in (income) loss from associated companies ..............          (67)            (23)              5          (14)
      Change in financial instruments ................................         (217)           (438)            121          (73)
      Gains on disposals of fixed assets/securities ..................         (473)           (619)              -           (1)
      Change in trading securities ...................................          404              82               -           (7)
      Change in accrued liabilities ..................................        2,135           1,233             115           65
      Turnaround plan expenses - Chrysler Group ......................          694           3,047               -            -
      Turnaround plan payments - Chrysler Group ......................         (394)           (242)              -            -
      Changes in other operating assets and liabilities:
         - inventories, net ..........................................       (1,168)         (2,263)           (190)        (251)
         - trade receivables .........................................         (872)             (4)            (30)           6
         - trade liabilities .........................................        1,567           1,249            (133)        (123)
         - other assets and liabilities ..............................         (203)            149             514        1,586
                                                                       -------------  ---------------  ------------- ------------
CASH PROVIDED BY OPERATING ACTIVITIES ................................        8,137           4,405           6,552        7,514
                                                                       -------------  ---------------  ------------- ------------

Purchases of fixed assets:
 - Increase in equipment on operating leases .........................       (3,818)         (3,249)         (9,658)     (10,801)
 - Purchases of property, plant and equipment ........................       (4,827)         (6,698)            (62)         (41)
 - Purchases of other fixed assets ...................................          (40)           (187)            (51)         (60)
Proceeds from disposals of equipment on operating leases..............        4,313           3,598           7,867        4,875
Proceeds from disposals of fixed assets...............................          346             434              31           52
Payments for investments in businesses ...............................         (368)           (677)            (13)         (18)
Proceeds from disposals of businesses ................................        5,106           1,012             467          152
(Increase) decrease in receivables from financial services, net ......            -             226          (7,350)      (3,581)
(Acquisition) disposition of securities (other than trading), net ....           86           1,167            (173)         633
Change in other cash .................................................         (179)            153             161         (167)
                                                                       -------------  ---------------  ------------- ------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES .....................          619          (4,221)         (8,781)      (8,956)
                                                                       -------------  ---------------  ------------- ------------

Change in financial liabilities ......................................       (6,104)          4,523            (260)       1,441
Dividends paid (incl. profit transferred from subsidiaries) ..........         (972)         (2,362)            (39)          (4)
Proceeds from issuance of capital stock (incl. minority interests) ...         (116)             30             146           19
Purchase of treasury stock ...........................................          (30)            (47)              -            -
                                                                       -------------  ---------------  ------------- ------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES .....................       (7,222)          2,144            (153)       1,456
                                                                       -------------  ---------------  ------------- ------------

Effect of foreign exchange rate changes on cash and cash
  equivalents (maturing within 3 months) .............................         (912)            (32)            (71)           7
                                                                       -------------  ---------------  ------------- ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
      (MATURING WITHIN 3 MONTHS) .....................................          622           2,296          (2,453)          21
                                                                       -------------  ---------------  ------------- ------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
      AT BEGINNING OF PERIOD .........................................        8,026           6,400           3,371          682
                                                                       -------------  ---------------  ------------- ------------
      AT END OF PERIOD ...............................................        8,648           8,696             918          703
                                                                       =============  ===============  ============= ============




     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




1.    PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The condensed consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). All amounts herein are shown in millions of euros ("[EURO]") and as of and for the three and nine months ended September 30, 2002, are also presented in millions of U.S. dollars ("$"), the latter being presented solely for the convenience of the reader, which is converted at the rate of [EURO]1= $0.9879, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2002.

      Certain prior period balances have been reclassified to conform with the Group's current period presentation.

      The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 2001, consolidated financial statements and notes included in the Group's 2001 Annual Report on Form 20-F, as amended.

      Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Commercial practices with respect to the products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of the financial services business. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




      As part of its Turnaround Plan objectives, Chrysler Group has lengthened its platform life-cycles and is aggressively pursuing a strategy to re-use manufacturing equipment for more than one product launch. In the first quarter of 2002, Chrysler Group initiated an extensive engineering review of the assets utilized in its manufacturing facilities. These studies resulted in revisions to the estimated remaining useful lives as well as a reduction in estimated salvage values of certain manufacturing machinery, equipment and tooling to better represent the revised platform strategy and the increased use of flexible manufacturing techniques in its facilities. The change in these estimated useful lives and salvage values was applied to existing assets and new additions beginning in 2002. The change in estimates resulted in reduced depreciation and amortization expenses of machinery, equipment and tooling for the three and nine months ended September 30, 2002, of [EURO]95 million and [EURO]233 million, respectively ([EURO]60 million and [EURO]148 million net of taxes or [EURO]0.06 and [EURO]0.15 per diluted share, respectively). The change in estimate is expected to result in lower depreciation and amortization expenses of approximately [EURO]300 million (approximately [EURO]200 million, net of taxes) for the year ending December 31, 2002.

      In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144 (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

      DaimlerChrysler adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001, and January 1, 2002, respectively. These Statements require that goodwill acquired in a business combination completed after June 30, 2001, and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001, should not be amortized. Goodwill acquired in business combinations completed before July 1, 2001, and any intangible assets with indefinite useful lives acquired before July 1, 2001, were amortized until December 31, 2001.

      SFAS 142 required the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. The Group reassessed the estimated useful lives and residual values of all intangible assets other than goodwill and determined that no adjustments regarding amortization periods were necessary.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




      In connection with the transitional impairment evaluation, SFAS 142 requires DaimlerChrysler to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, DaimlerChrysler (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. DaimlerChrysler completed this first step of the transitional assessment for all of the Group's reporting units by June 30, 2002, and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

      Companies accounted for by DaimlerChrysler using the equity method, such as the European Aeronautic Defence and Space Company ("EADS") and Mitsubishi Motors Corporation, are also subject to the requirements of SFAS 141 and 142. Any transitional goodwill impairment resulting from the adoption of SFAS 142 will be recognized as the effect of a change in accounting principle in the Group's statement of income (loss) (see Note 5).

      In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Group will adopt SFAS 143 on January 1, 2003. DaimlerChrysler is currently determining the impact of the adoption of SFAS 143.

      In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. SFAS 144 requires the depreciable life of an asset to be abandoned, be revised. SFAS 144 requires all long-lived assets to be disposed of by sale, be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Thus, future operating losses from discontinued operations are no longer recognized before they occur. SFAS 144 is effective January 1, 2002. The adoption of SFAS 144 did not have an impact on the Group's financial statements.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




      In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 requires gains and losses on extinguishments of debt to be classified as gains or losses from continuing operations rather than as extraordinary items as previously required under SFAS 4. Extraordinary treatment is required for certain extinguishments as provided in APB Opinion No. 30. SFAS 145 also amends SFAS 13 to require that certain modifications to capital leases be treated as a sale-leaseback transaction if they were now classified as an operating lease. The provisions of SFAS 145 related to the rescission of SFAS 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of paragraphs 8 and 9 (c) of SFAS 145, related to SFAS 13, shall be effective for transactions occurring after May 15, 2002. The adoption of this Statement did not have a material effect on the Group's financial statements.

      In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Under current accounting guidance, a liability can be recognized when management has committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permitted. The adoption of this Statement will affect the Group's accounting for exit and disposal activities initiated beginning in 2003.

2.    TURNAROUND PLAN FOR THE CHRYSLER GROUP

      The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salary employees. To eliminate excess capacity, the Chrysler Group is idling, closing or disposing of certain manufacturing plants, eliminating shifts and reducing line speeds at certain manufacturing facilities, and adjusting volumes at component, stamping and powertrain facilities.

      The charges recorded for the plan in the nine months ended September 30, 2001, were [EURO]3,047 million ([EURO]1,932 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) ([EURO]2,521 million and [EURO]526 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively).

      The charges recorded for the plan in the nine months ended September
30, 2002, were [EURO]694 million ([EURO]447 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) ([EURO]689 million and [EURO]5 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These charges were for additional costs associated with the idling, closing or disposal of certain manufacturing facilities in 2002 and 2003 and ongoing workforce reduction measures as well as revisions of estimates based upon information currently available or actual settlements.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




      The pretax amounts for turnaround plan charges since initiation in the first quarter of 2001 are comprised of the following:


      (in millions of [EURO]                       Workforce          Asset            Other
                                                  reductions       write-downs         costs            Total
                                              ------------------ ---------------- ---------------- ---------------
RESERVE BALANCE AT JANUARY 1, 2001                           -                -                -                -
   Initial charges .........................             1,403              836              808            3,047
   Payments ................................              (100)               -              (63)            (163)
   Amount charged against assets ...........              (374)            (836)             (31)          (1,241)
   Currency translation adjustment .........                79                -               61              140
                                             ------------------- ---------------- ---------------- ----------------
RESERVE BALANCE AT JUNE 30, 2001                         1,008                -              775            1,783
                                             =================== ================ ================ ================
   Additional charges ......................                 -                -                -                -
   Payments ................................               (54)               -              (25)             (79)
   Amount charged against assets ...........               (48)               -               (1)             (49)
   Currency translation adjustment .........               (76)               -              (57)            (133)
                                             ------------------- ---------------- ---------------- ----------------
RESERVE BALANCE AT SEPTEMBER 30, 2001                      830                -              692            1,522
                                             =================== ================ ================ ================
   Additional charges ......................                93              148               27              268
   Adjustments .............................              (122)               -             (129)            (251)
   Payments ................................               (57)               -              (66)            (123)
   Amount charged against assets ...........              (273)            (148)             (31)            (452)
   Currency translation adjustment .........                35                -               17               52
                                             ------------------- ---------------- ---------------- ----------------
RESERVE BALANCE AT DECEMBER 31, 2001                       506                -              510            1,016
                                             =================== ================ ================ ================
   Additional charges ......................               353              267               87              707
   Adjustments .............................                (6)              17              (30)             (19)
   Payments ................................              (133)               -             (123)            (256)
   Amount charged against assets ...........               (48)            (284)               -             (332)
   Currency translation adjustment .........               (70)               -              (49)            (119)
                                             ------------------- ---------------- ---------------- ----------------
RESERVE BALANCE AT JUNE 30, 2002                           602                -              395              997
                                             =================== ================ ================ ================
   Additional charges ......................                 -                -               12               12
   Adjustments .............................               (17)               -               11               (6)
   Payments ................................               (98)               -              (40)            (138)
   Amount charged against assets ...........               (50)               -               (1)             (51)
   Currency translation adjustment .........                 1                -               (2)              (1)
                                              ------------------ ---------------- ---------------- ---------------
RESERVE BALANCE AT SEPTEMBER 30, 2002                      438                -              375              813
                                              ================== ================ ================ ===============

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




      Workforce reduction charges during the nine months ended September 30, 2002 and 2001, relate to early retirement incentive programs ([EURO]115 million and [EURO]467 million, respectively) and involuntary severance benefits ([EURO]215 million and [EURO]936 million, respectively). The voluntary early retirement programs, accepted by 1,985 and 7,186 employees during the nine months ended September 30, 2002 and 2001, respectively, are formula driven based on salary levels, age and past service. In addition, 3,589 and 7,808 employees were involuntarily affected by the plan during the nine months ended September 30, 2002 and 2001, respectively. The amount of involuntary severance benefits paid and charged against the liability was [EURO]151 million and [EURO]94 million during the nine months ended September 30, 2002 and 2001, respectively.

      As a result of the planned idling, closing or disposal of certain manufacturing facilities, the carrying values of the assets held for use at these plants were determined to be impaired as the identifiable, undiscounted future cash flows associated with such assets were less than their respective carrying values. In accordance with the provisions of SFAS 144, the Chrysler Group recorded impairment charges of [EURO]284 million in the nine months ended September 30, 2002. In accordance with the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Chrysler Group recorded impairment charges of [EURO] 836 million in the nine months ended September 30, 2001. The impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values as determined by third party appraisals or comparative market analyses developed by the Chrysler Group.

      The Chrysler Group sold the Dayton Thermal Products facility on May 1, 2002 to a joint venture company with Behr America, Inc. and will maintain a minority interest for two years. In addition, the Chrysler Group sold the Graz, Austria plant to Magna International Inc. on July 12, 2002. The exit costs of these two plant sales were previously provided for in the Turnaround Plan charges.

      Other costs primarily include supplier contract cancellation costs.

      Additional restructuring costs are expected to be recognized in 2002 and 2003, including the [EURO]694 million already recognized in the nine months ended September 30, 2002. The Chrysler Group expects cash payments of [EURO]0.5 billion in 2002 for the restructuring actions recorded in 2001 and the first nine months of 2002.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




3.    ACQUISITIONS AND DISPOSITIONS

      In August 2000, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the sale of DaimlerChrysler Rail Systems GmbH ("Adtranz"). With the closing of the transaction on April 30, 2001, control over the operations of Adtranz was transferred to Bombardier on May 1, 2001. Accordingly, the operating results of Adtranz are included in the consolidated financial statements of DaimlerChrysler through April 30, 2001. The sales price of $725 million was received during 2001. On July 5, 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce, Paris, and thereby raised claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentation, and seeks total damages of approximately [EURO]960 million. The sale and purchase agreement limits the amount of such price adjustments to [EURO]150 million, and, to the extent legally permissible, the amount of other claims to an additional [EURO]150 million. The Group intends to defend itself vigorously against such claims. Due to uncertainties with respect to the ultimate outcome of these proceedings, the Group has recognized a partial after-tax gain of [EURO]237 million on the sale of Adtranz in the fourth quarter of 2001, representing the maximum possible adjustment to the sales price and the aforementioned maximum amount with respect to any further claims in accordance with the sale and purchase agreement.

      In October 2000, DaimlerChrysler Services AG and Deutsche Telekom AG formed a joint venture in the area of information technology. In accordance with the agreement, Deutsche Telekom AG received a 50.1% interest in T-Systems ITS through an investment of approximately [EURO]4,571 million for new shares of T-Systems ITS. In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom AG the Group's 49.9% interest in T-Systems ITS for proceeds of [EURO]4,694 million. The sale was consummated in March 2002 with the termination of the joint venture, resulting in a gain of [EURO] 2,484 million.

      During the six months ended June 30, 2002, DaimlerChrysler sold a substantial portion of its commercial real estate and asset-based lending portfolios for [EURO]1,260 million, primarily to GE Capital. The decision to sell such assets was made during the fourth quarter of 2001, resulting in a charge in DaimlerChrysler's 2001 statement of income (loss).

      In April 2001, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG for [EURO] 398 million, resulting in a pretax gain of [EURO]209 million. In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's remaining 40% interest in the Automotive Electronics activities for proceeds of [EURO]215 million, resulting in a pretax gain of [EURO]128 million.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




4.       FUNCTIONAL COSTS AND OTHER EXPENSES

    During the third quarter of 2002, DaimlerChrysler negotiated to sell a significant portion of its portfolio of corporate aircraft, consisting of finance lease receivables and owned aircraft currently under operating leases. A final agreement to sell these assets was reached in October 2002. The sale will be consummated in tranches beginning in November 2002 over a period of approximately 12 months. The agreement contains provisions for DaimlerChrysler to receive a share of future payments throughout the remaining term of the contracts in the portfolio.

    In the third quarter of 2002, the Group recognized an impairment loss of [EURO]100 million on the finance lease receivables held for sale to reduce the carrying amount of these assets to the net proceeds expected to be received upon sale. In addition, equipment on operating leases with a carrying amount of [EURO]70 million, representing the owned aircraft, was classified as held for sale in accordance with the provisions of SFAS 144. An impairment charge of [EURO]13 million was recognized during the third quarter to reduce the carrying amount of those assets to fair value less costs to sell. The impairment charges are included in cost of sales of the Services segment.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

      Goodwill (excluding investor level goodwill included in equity method investments) and other intangible assets comprise (in millions of [EURO]):


                            At September 30,     At December 31,
                                 2002                 2001
                            ----------------    -----------------
Goodwill ..................  [EURO]   2,214       [EURO]   2,371
Other intangible assets ...             513                  492
                            ----------------    -----------------
                                      2,727                2,863
                            ================    =================


GOODWILL

      Upon adoption of SFAS 142, intangible assets relating to distribution rights with a net carrying amount of [EURO]44 million were reclassified from goodwill to other intangible assets. During the nine months ended September 30, 2002, goodwill of [EURO]57 million was recorded in connection with the acquisition of dealerships in Europe and [EURO]62 million was recorded in connection with certain other acquisitions, none of which were material. The remaining changes in the carrying amount of goodwill primarily relate to currency translation adjustments.

      As of September 30, 2002, goodwill relates to Mercedes-Benz Passenger Cars & smart ([EURO]102 million), Chrysler Group ([EURO]1,238 million), Commercial Vehicles ([EURO]775 million), Services ([EURO]63 million) and Other Activities ([EURO]36 million).

      DaimlerChrysler's investor level goodwill in companies accounted for using the equity method was [EURO]882 million at September 30, 2002. Such goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other than temporary.

      Goodwill recognized in the consolidated balance sheet of EADS determined in accordance with U.S. GAAP was [EURO]10,263 million at December 31, 2001. Because of the three-month lag in financial reporting, EADS completed the first step of the transitional goodwill impairment evaluation in September 2002. As a result of this evaluation, EADS has determined that the potential for goodwill impairment exists. DaimlerChrysler anticipates that its proportionate share of any goodwill impairment will not exceed [EURO]150 million. The amount of goodwill impairment, if any, will be recognized in the fourth quarter of 2002 and will be reported as the effect of a change in accounting principle in DaimlerChrysler's statement of income
(loss).

OTHER INTANGIBLE ASSETS
      Other intangible assets comprise (in millions of [EURO]):

                                                         At September 30,      At December 31,
                                                               2002                 2001
                                                         -----------------   ------------------
Other intangible assets subject to amortization
         Gross carrying amount ........................   [EURO]   1,018      [EURO]      897
         Accumulated amortization .....................             (630)                (542)
                                                         -----------------   ------------------
      Net carrying amount .............................              388                  355
                                                         -----------------   ------------------
Other intangible assets not subject to amortization ...              125                  137
                                                         -----------------   ------------------
                                                                     513                  492
                                                         =================   ==================

      DaimlerChrysler's other intangible assets subject to amortization primarily represent software. During the nine months ended September 30, 2002, additions of [EURO]117 million were recognized, primarily relating to software. Distribution rights amounting to [EURO]44 million were reclassified from goodwill to other intangible assets on January 1, 2002. The aggregate amortization expense for the three and nine months ended September 30, 2002, was [EURO]38 million and [EURO]120 million, respectively, and for the three and nine months ended September 30, 2001, was [EURO]34 million and [EURO]95 million, respectively.

      Amortization expense for the gross carrying amount of other intangible assets at September 30, 2002, is estimated to be [EURO]45 million for the remainder of 2002, [EURO]140 million in 2003, [EURO]85 million in 2004, [EURO] 43 million in 2005 and [EURO]21 million in 2006.

      Other intangible assets not subject to amortization represent intangible pension assets.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




ADJUSTED PRIOR PERIOD INFORMATION

      Net income (loss) and earnings (loss) per share for the three and nine month periods ended September 30, 2001, adjusted to exclude goodwill amortization expense (including investor level equity method goodwill amortization), were as follows:

                                                                Three months ended         Nine months ended
                                                                September 30, 2001        September 30, 2001
                                                             -----------------------    ---------------------
Net income (loss) (in millions of [EURO]):
          Reported net income (loss) ......................                   1,003                     (623)
                Goodwill amortization .....................                      59                      178
                                                             -----------------------    ---------------------
          Adjusted net income (loss) ......................                   1,062                     (445)
                                                             =======================    =====================

Earnings (loss) per share (in [EURO])
          Reported income (loss) per share - basic ........                    1.00                    (0.62)
                Goodwill amortization .....................                    0.06                     0.18
                                                             -----------------------    ---------------------
          Adjusted income (loss) per share - basic ........                    1.06                    (0.44)
                                                             =======================    =====================

          Reported income (loss) per share - diluted ......                    1.00                    (0.62)
                Goodwill amortization .....................                    0.06                     0.18
                                                             -----------------------    ---------------------
          Adjusted income (loss) per share - diluted ......                    1.06                    (0.44)
                                                             =======================    =====================

      For the three and nine month periods ended September 30, 2001, the equity in the income of the Group's investment in EADS included [EURO]37 million and [EURO]111 million, respectively, of goodwill amortization (excluding investor level goodwill amortization).

      Adjusted earnings (loss) per basic and diluted share as presented above, adjusted to further exclude goodwill amortization expense included in the equity losses of the Group's investment in EADS, was [EURO]1.10 and [EURO] 1.09, respectively, for the three months ended September 30, 2001, and [EURO] (0.33) and [EURO](0.33), respectively, for the nine months ended
September 30, 2001.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




6.    INVENTORIES
      Inventories are comprised of the following (in millions of [EURO]):

                                                            At September 30,          At December 31,
                                                                 2002                      2001
                                                         ---------------------      -------------------
Raw materials and manufacturing supplies .............    [EURO]        2,203        [EURO]      2,251
Work-in-process ......................................                  3,252                    3,038
Finished goods, parts and products held for resale ...                 12,470                   11,904
Advance payments to suppliers ........................                     77                       97
                                                         ---------------------      -------------------
                                                                       18,002                   17,290
Less: Advance payments received ......................                   (675)                    (536)
                                                         ---------------------      -------------------
                                                                       17,327                   16,754
                                                         =====================      ===================

7.    CASH AND CASH EQUIVALENTS

      As of September 30, 2002 and December 31, 2001, cash and cash equivalents include [EURO]25 million and [EURO]31 million, respectively, of deposits with original maturities of more than three months.

8.    STOCKHOLDERS' EQUITY

      The changes in stockholders' equity for the nine months ended September 30, 2002, are as follows (in millions of [EURO]):


                                                                            Accumulated other
                                                                        comprehensive income (loss)
                                                              -----------------------------------------------
                                         Additional            Cumulative  Available-  Derivative  Minimum
                                Capital   paid-in   Retained  translation   for-sale    financial  pension    Treasury
                                 stock    capital   earnings  adjustment   securities  instruments liability   stock      Total
                                -------- ---------- --------- ------------ ---------- ------------ --------- ---------- --------
BALANCE AT JANUARY 1, 2002        2,609      7,286    26,441        3,850         61         (337)     (906)         -    39,004
Comprehensive income:
   Net income .................       -          -     4,550            -          -            -         -          -     4,550
   Other comprehensive
     income (loss) ............       -          -         -       (2,172)      (107)       1,143         5          -    (1,131)
                                                                                                                        ---------
   Total comprehensive income                                                                                              3,419
Issuance of shares upon
   conversion of notes ........      24        482         -            -          -            -         -          -       506
Purchase of capital stock .....       -          -         -            -          -            -         -         30        30
Re-issuance of capital stock ..       -          -         -            -          -            -         -        (30)      (30)
Dividends .....................       -          -    (1,003)           -          -            -         -          -    (1,003)
                                -------- ---------- --------- ------------ ---------- ------------ --------- ---------- ---------
BALANCE AT SEPTEMBER 30, 2002     2,633      7,768    29,988        1,678        (46)         806      (901)         -    41,926
                                ======== ========== ========= ============ ========== ============ ========= ========== =========

      Total comprehensive income (loss) of the Group for the three months ended September 30, 2002 and the three- and nine-month periods ended September 30, 2001 was [EURO]1,225 million, [EURO](849) million and [EURO] (1,421) million, respectively.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




      During the nine-month period ended September 30, 2002, DaimlerChrysler purchased and re-issued approximately 0.6 million of its Ordinary Shares for [EURO]30 million in connection with an employee share purchase plan.

      DaimlerChrysler is authorized through October 10, 2003, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of [EURO]260 million of capital stock, representing approximately 10% of issued and outstanding capital stock.

      In June 1997, DaimlerChrysler issued 5.75% subordinated mandatory convertible notes due June 14, 2002, with a nominal amount of [EURO]66.83 per note. These convertible notes represented at the date of issue a nominal amount of [EURO]508 million including 7,600,000 notes which could be converted, subject to adjustment, into 0.86631 newly issuable shares of DaimlerChrysler AG for each note before June 4, 2002. During 2002, 17,927 DaimlerChrysler Ordinary Shares were issued upon exercise. On June 14, 2002, the mandatory conversion date, 7,572,881 notes were mandatorily converted into 9,506,483 newly issued Ordinary Shares of DaimlerChrysler AG. The conversion price of [EURO]52.72 was determined on June 8, 2002, on the basis of the average closing auction price for the shares in Xetra-trading for the period between May 13, 2002, and June 7, 2002. Due to the fact that this conversion price was below the adjusted Minimum Conversion Price of [EURO]
53.19 the number of shares was calculated based on the adjusted Minimum Conversion Price. Thus each shareholder received 1.25643 Ordinary Shares of DaimlerChrysler AG per note. Fractions that remained after aggregation were settled in cash based on a conversion rate of [EURO]52.72 leading to a total cash payment of [EURO]0.4 million.

9.    STOCK-BASED COMPENSATION

      In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Stock Option Plan 2000 are exercisable at a reference price per DaimlerChrysler Ordinary Share determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

      In May 2000, certain shareholders challenged the approval of the Stock Option Plan 2000 at the stockholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (Landgericht Stuttgart) dismissed the case and the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals to the Federal Supreme Court (Bundesgerichtshof) in July 2001. In March 2002, the Federal Supreme Court decided not to admit the appeal. In April 2002, a constitutional appeal was filed against this decision. The Stock Option Plan 2000, approved by the shareholders of DaimlerChrysler AG in April 2000, was judicially confirmed lawful and valid by the above named courts and remains valid unless a court decides to the contrary.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




      During the nine months ended September 30, 2002, the Group issued
20.4 million new options at a reference price of [EURO]42.93.

10.    ACCRUED LIABILITIES

      Accrued liabilities are comprised of the following (in millions of [EURO]):

                                           At September 30,        At December 31,
                                                2002                    2001
                                         --------------------    -------------------
Pension plans and similar obligations .. [EURO]       11,759     [EURO]      12,647
Income and other taxes .................               2,961                  2,393
Other accrued liabilities ..............              24,037                 26,530
                                         ====================    ===================
                                                      38,757                 41,570
                                         ====================    ===================

11.   SEGMENT REPORTING

      Segment information for the three-month periods ended September 30, 2002 and 2001, is as follows (in millions of [EURO]):


                                Mercedes-Benz
                                Passenger Cars   Chrysler   Commercial                  Other
                                   & smart        Group      Vehicles     Services    Activities   Eliminations    Consolidated
                               ---------------  ----------  -----------  -----------  -----------  -------------  --------------
September 30, 2002
   Revenues .................          11,595      14,250        6,607        3,332          554             -            36,338
   Intersegment sales .......             665          44          530          560           94        (1,893)                -
                               ---------------  ----------  -----------  -----------  -----------  ------------  ---------------
   Total revenues ...........          12,260      14,294        7,137        3,892          648        (1,893)           36,338

   Operating Profit .........             792         305          115          170          207           (50)            1,539


September 30, 2001
   Revenues .................          10,656      14,446        6,723        3,592          568             -            35,985
   Intersegment sales .......             964         141          394          514           88        (2,101)                -
                               ---------------  ----------  -----------  -----------  -----------  ------------  ---------------
   Total revenues ...........          11,620      14,587        7,117        4,106          656        (2,101)           35,985

   Operating Profit (Loss) ..             807        (267)          18          140          926          (131)            1,493


                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

      Segment information for the nine-month periods ended September 30, 2002 and 2001, is as follows (in millions of [EURO]):


                               Mercedes-Benz
                               Passenger Cars                   Commercial                 Other
                                  & smart       Chrysler Group   Vehicles    Services    Activities   Eliminations   Consolidated
                               ---------------  --------------  ----------  -----------  -----------  -------------  -------------
September 30, 2002
   Revenues .................          35,089          46,216      19,275       10,343       1,659             -          112,582
   Intersegment sales .......           2,174             468       1,367        1,462         237        (5,708)               -
                               ---------------  --------------  ----------  -----------  -----------  -------------  -------------
   Total revenues ...........          37,263          46,684      20,642       11,805       1,896        (5,708)         112,582

   Operating Profit .........           2,290             532          23        2,952         618          (114)           6,301


September 30, 2001
   Revenues .................          32,879          45,921      19,901       11,106       3,157             -          112,964
   Intersegment sales .......           2,412             529       1,073        1,373         364        (5,751)               -
                               ---------------  --------------  ----------  ------------  ----------  -------------  -------------
   Total revenues ...........          35,291          46,450      20,974       12,479       3,521        (5,751)         112,964

   Operating Profit (Loss) ..           2,297          (4,905)        (24)         682         835          (208)          (1,323)


      The reconciliation to operating profit (loss) is as follows (in millions of [EURO]):

                                                                    Three months          Nine months ended
                                                                 ended September 30,        September 30,
                                                               -----------------------  ----------------------
                                                                  2002         2001        2002        2001
                                                               ----------   ----------  ----------  ----------
Income (loss) before financial income .......................      1,444          731       3,301      (1,681)
         Pension, postretirement and other benefit expenses
            other than service cost .........................        (56)        (118)       (213)       (336)
         Operating income from affiliated, associated
            and related companies ..                                 130          860         488         475
         Gains on disposals of businesses ...................          -            -       2,640         292
         Miscellaneous ......................................         21           20          85         (73)
                                                               ----------   ----------  ----------  ----------
Consolidated operating profit (loss) ........................      1,539        1,493       6,301      (1,323)
                                                               ==========   ==========  ==========  ==========


                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




12. EARNINGS (LOSS) PER SHARE

      The computation of basic and diluted earnings (loss) per share is as follows (in millions of [EURO] or millions of shares, except earnings per share):

                                                                   Three months ended                Nine months ended
                                                                     September 30,                     September 30,
                                                            ------------------------------    --------------------------------
                                                                 2002             2001             2002              2001
                                                            --------------    ------------    --------------    --------------
Net income (loss) - basic.................................            780           1,003             4,550             (623)
         Interest expense on convertible
           bonds and notes (net of tax)...................              1               6                12                -
                                                            --------------    ------------    --------------    --------------
Net income (loss) - diluted ..............................            781           1,009             4,562             (623)
                                                            ==============    ============    ==============    ==============


Weighted average number of shares outstanding - basic ....        1,012.8         1,003.3           1,006.9          1,003.2
         Dilutive effect of convertible bonds and notes ..            1.2            10.7               7.0                -
                                                            --------------    ------------    --------------    --------------
Weighted average number of shares outstanding - diluted ..        1,014.0         1,014.0           1,013.9          1,003.2
                                                            ==============    ============    ==============    ==============

EARNINGS (LOSS) PER SHARE
         Basic ...........................................           0.77            1.00              4.52            (0.62)
                                                            ==============    ============    ==============    ==============
         Diluted .........................................           0.77            1.00              4.50            (0.62)
                                                            ==============    ============    ==============    ==============

      For the nine months ended September 30, 2001, convertible bonds and notes were excluded from the computation of diluted loss per share due to their antidilutive effect as a result of the Group's loss.

      See Note 8 for shares issued upon conversion of notes in June 2002.

      Options issued through September 30, 2002, in connection with the Stock Option Plan 2000 were not included in the computation of diluted earnings
(loss) per share for 2001 and 2002 because the options' underlying exercise price was greater than the average market price for DaimlerChrysler Ordinary Shares for the three and nine months ended September 30, 2002 and 2001.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS




13.       LITIGATION AND CLAIMS

      In September 2000, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD 195 million. In
March 2002, MAN asserted claims against Western Star for breach of representations and warranties in the share purchase agreement, alleging that ERF's accounting records and financial statements were fraudulent and that certain of its tax liabilities were misstated. MAN seeks damages in excess of [GBP]300 million and has filed a suit against Freightliner Ltd. in Canada (formerly Western Star) at the London Commercial Court in September 2002. Western Star intends to defend itself vigorously against such claims.

      A purported class action lawsuit is pending in the United States District Court for the District of New Jersey against Mercedes-Benz USA, LLC ("MBUSA"), a wholly-owned subsidiary of DaimlerChrysler, and against MBUSA's wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. ("MBM") which alleges that MBUSA and MBM participated in a price fixing conspiracy among Mercedes-Benz dealers. A motion for class certification is pending. MBUSA and MBM intend to defend themselves vigorously. In addition, MBUSA and MBM have been advised by the Antitrust Division of the U.S. Department of Justice, New York Regional Office that it is conducting a criminal investigation in connection with the allegations made in the lawsuit. MBUSA and MBM have each been served with a grand jury subpoena.

      With regard to the previously reported motions filed by DaimlerChrysler and the individual defendants to dismiss the three lawsuits brought by former Chrysler Corporation shareholders relating to the business combination between Chrysler and Daimler-Benz in 1998, the United States District Court for the District of Delaware in March 2002 granted the motion as to the consolidated class action complaint, denied the motion as to the Tracinda Corporation complaint except for the civil conspiracy claim in that complaint, and denied the motion as to the other complaint filed by Glickenhaus & Co., et al. The Court subsequently allowed the class action plaintiffs to amend their complaint, which is now pending. These cases have been consolidated for purposes of discovery and are captioned IN RE:
DAIMLERCHRYSLER AG SECURITIES LITIGATION. DaimlerChrysler believes these complaints are without merit and intends to defend against them vigorously.

See Note 3 for a description of claims raised by Bombardier.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


14.       PENDING TRANSACTIONS

      In September 2002, the Supervisory Board of DaimlerChrysler AG authorized the DaimlerChrysler Board of Management to purchase 43% of Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") for a purchase price of approximately [EURO]760 million. MFTBC will be incorporated by Mitsubishi Motors Corporation through a spin-off of its commercial vehicle business. The transaction is expected to be completed in the first quarter of 2003.

      Moreover, in September 2002, the Supervisory Board of DaimlerChrysler AG authorized the DaimlerChrysler Board of Management to purchase a 50% share in the commercial vehicle business of Hyundai Motor Company for a purchase price of approximately [EURO]400 million. The transaction is expected to be completed in the fourth quarter of 2002 or in the first quarter of 2003.


15. SUBSEQUENT EVENTS

     In October 2002, DaimlerChrysler reached a final agreement to sell a significant portion of its portfolio of corporate aircraft, consisting of finance lease receivables and owned aircraft currently under operating leases (see Note 4).

                                   SIGNATURES



               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        DaimlerChrysler AG





                        By:        /s/ ppa.         Robert Koethner
                                   -----------------------------------------
                                   Name:            Robert Koethner
                                   Title:           Vice President
                                                    Chief Accounting Officer




                        By:        /s/ i. V.        Silvia Nierbauer
                                   ------------------------------------------
                                   Name:            Silvia Nierbauer
                                   Title:           Director



Date: October 23, 2002